FORM U-13-60
                   Mutual and Subsidiary service companies
                           Revised February 7, 1980







                                ANNUAL REPORT

                                FOR THE PERIOD

              Beginning January 1, 1999 and Ending December 31, 1999

                                   TO THE

                      U.S. SECURITIES AND EXCHANGE COMMISSION

                                    OF

                          EUA COGENEX CORPORATION
                     (Exact Name of Reporting Company)

                       A Subsidiary SERVICE COMPANY
                        ("Mutual" or "Subsidiary")


                     Mutual and Subsidiary Service Companies
                         Revised February 7, 1980

                            ANNUAL REPORT

                            FOR THE PERIOD

              Beginning January 1, 1999 and Ending December 31, 1999

                               TO THE

                  U.S. SECURITIES AND EXCHANGE COMMISSION

                                   OF

                         EUA COGENEX CORPORATION
                    (Exact Name of Reporting Company)

                      A Subsidiary SERVICE COMPANY
                       ("Mutual" or "Subsidiary")

Date of Incorporation  September 26,1983.

If not Incorporated, Date of Organization

State or Sovereign Power under which Incorporated or Organized Massachusetts.

Location of Principal Executive Offices of Reporting Company:
    Boott Mills South, 100 Foot of John Street, Lowell, Massachusetts 01852

Name, title and address of officer to whom correspondence concerning this report should be addressed:

Richard Burlingame, Jr., Asst. Comptroller, 100 Foot of John Street,
                                            Lowell, MA 01852
   (Name)                      (Title)           (Address)

Name of Principal Holding Company Whose Subsidiaries are served by Reporting company:

Eastern Utilities Associates

SEC 1926 (6-82) TOTAL NUMBER OF PAGES 86



INSTRUCTIONS FOR USE OF MODIFIED FORM U-13-60

1. Time of Filing - Annual Report essentially in the form of U-13-60 shall be filed appended to Form U5S, Annual Report of the Parent and Associate Companies Pursuant to the Public Utility Holding Company Act of 1935. Form U5S is required to be filed by May 1.

2. Number of Copies - Each annual report shall be filed in duplicate. The company should prepare and retain at least one extra copy for itself in case correspondence with reference to the report becomes necessary.

3. Definitions - Definitions contained in Instruction 01-8 to the Uniform System of Accounts for Mutual Service Companies and Subsidiary Service Companies, Public Utility Holding Company Act of 1935, as amended February 2, 1979 shall be applicable to words or terms used specifically within this Form U-13-60.

4. Organization Structure - The Company shall submit with each annual report a copy of its current organizational chart.


LISTING OF SCHEDULES AND ANALYSIS OF ACCOUNTS


                                                  SCHEDULE OR       PAGE
                                                  ACCT. NO.         NO.

Description of Schedules and Accounts


COMPARATIVE BALANCE SHEET                         Schedule I            5-8

COMPANY PROPERTY                                  Schedule II           9-10

  ACCUMULATED PROVISION FOR DEPRECIATION AND
  AMORTIZATION OF COMPANY PROPERTY                Schedule III          11-12

  INVESTMENTS                                     Schedule IV           13-19

  ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES    Schedule V            20

  ACCOUNTS RECEIVABLE AGING                       Schedule VI           21-23

  ACCUMULATED PROVISION FOR UNCOLLECTIBLE         Schedule VII          24
  ACCOUNTS

  MISCELLANEOUS CURRENT AND ACCRUED ASSETS        Schedule VIII         25

  MISCELLANEOUS DEFERRED DEBITS                   Schedule IX           26-27

  PROPRIETARY CAPITAL                             Schedule XI           28

  LONG-TERM DEBT                                  Schedule XII          29

  CURRENT AND ACCRUED LIABILITIES                 Schedule XIII         30-33

  NOTES TO FINANCIAL STATEMENTS                   Schedule XIV          34-52

  COMPARATIVE INCOME STATEMENT                    Schedule XV           53-54

  ANALYSIS OF BILLING - SALES & PROJECT REVENUES  Accounts 415/417      55

  ANALYSIS OF MISCELLANEOUS INCOME                Accounts 419/421/450  56-58

  SCHEDULE OF EXPENSE DISTRIBUTION                Schedule XVII         59

  DEPARTMENTAL ANALYSIS OF SALARIES               Account 920           60

  OUTSIDE SERVICES EMPLOYED                       Account 923           61-64

  GENERAL ADVERTISING EXPENSES                    Account 930.1         65

  MISCELLANEOUS GENERAL EXPENSES                  Account 930.2         66


LISTING OF SCHEDULES AND ANALYSIS OF ACCOUNTS


                                                    SCHEDULE OR     PAGE
                                                    ACCT. NO.       NO.

Description of Schedules and Accounts


        RENTS                                       Account 931     67

        TAXES OTHER THAN INCOME                     Account 408     68-69

        DONATIONS                                   Account 426.1   70

        OTHER DEDUCTIONS                            Account 426.5   71

        NOTES TO STATEMENT OF INCOME                Schedule XVIII  72

        SCHEDULE OF TERMINATED CONTRACTS                            73

        SCHEDULE OF PROJECT VALUES                                  74-75

        SCHEDULE OF ESTIMATED KILOWATTS SAVED                       76




LISTING OF INSTRUCTIONAL FILING REQUIREMENTS



Description of Reports or Statements


        PROJECT INCOME STATEMENT                                    77-82

        ORGANIZATIONAL STRUCTURE                                    83-85

        SIGNATURE CLAUSE                                            86



ANNUAL REPORT OF EUA COGENEX CORPORATION AND SUBSIDIARY COMPANIES
SCHEDULE I - CONSOLIDATING BALANCE SHEETS (1 of 3)
Give balance sheet of the companies as of December 31,

CURRENT YEAR - 1999
ACCOUNT                  ASSETS AND OTHER DEBITS


                     COMPANY PROPERTY                             EUA                      EUA             EUA
                                                                Cogenex                  Cogenex           Day
                                                              Consolidated  Elimination  (Division)       (Division)

           COMPANY PROPERTY
      121    Company Property (Schedule II)                      96,406,204                46,824,547
      107    Construction work in progress (Schedule II)          2,605,905                 1,120,118
                  Total Property                                 99,012,109           0    47,944,665         0
   122/111   Less accumulated provision for depreciation
             and amortization company property (Schedule III)   (50,672,241)              (27,355,997)
                  Net Company Property                           48,339,868           0    20,588,668         0

           INVESTMENTS
      123   Investments in associated companies (Schedule III)      188,654  34,826,048    35,014,701
      141   Other Investments (Schedule IV)                      35,498,877                29,779,591
                 Total Investments                               35,687,531  34,826,048    64,794,292         0

           CURRENT AND ACCRUED ASSETS
      131   Cash                                                  1,078,010                 1,107,960 (1,120,079)
      134   Special Deposits                                      2,087,588                   112,053  1,424,546
      135   Working Funds                                           128,395                    71,261     41,003
      136   Temporary cash investments (Schedule IV)              2,000,000                 2,000,000
      141   Notes Receivable and Lease Receivable                17,160,689   8,931,731    24,838,034
 142-3/173  Accounts Receivable (Schedule VI)                    18,603,121                11,910,254
      144   Accumulated provision for uncollectible acct.
            (Schedule VII)                                         (793,815)                 (481,241)
      146   Accounts receivable from associate companies
            (Schedule V and VI)                                   1,902,280    (630,170)    1,162,199
      152   Fuel stock expenses undistributed                             0
      154   Materials and Supplies                                  104,385                    15,354
      163   Store expense undistributed                                   0
      165   Prepayments                                             187,201                   162,953
      171   Interest Receivable                                     159,333      47,477       142,773
      174   Miscellaneous current and accrued assets (Schedule X)   166,884                   166,884
                 Total Current and Accrued Asset                 42,784,070   8,349,039    41,208,484   345,470

                     DEFERRED DEBITS
      181   Unamortized debt expense                                165,285                   165,285
      184   Clearing Accounts                                             0
      186   Miscellaneous deferred debits (Schedule IX)           1,959,795                   755,268
      188   Research, development, or demonstration
            expenditures (Schedule X)                                     0
                 Total Deferred Debits                            2,125,080           0       920,553      0.00

      190   ACCUMULATED DEFERRED INCOME TAX BENEFIT               8,108,821                 4,127,441


                    TOTAL ASSETS AND OTHER DEBITS               137,045,370 43,175,086   131,639,438   345,470

ANNUAL REPORT OF EUA COGENEX CORPORATION AND SUBSIDIARY COMPANIES
SCHEDULE I - CONSOLIDATING BALANCE SHEETS  (2 of 3)
Give balance sheet of the companies as of December 31,

CURRENT YEAR - 1999
ACCOUNT                  ASSETS AND OTHER DEBITS


                     COMPANY PROPERTY                                EUA        EUA        EUA         EUA         EUA
                                                                  DayMetrix    NEMI      Cogenex    Citizens   Cogenex West
                                                                  (Division)    Inc       Canada   Corporation Corporation

           COMPANY PROPERTY                                                  8,054,950     42,827   4,329,386    6,986,272
      121    Company Property (Schedule II)                                                 4,142     261,475      734,428
      107    Construction work in progress (Schedule II)                     8,054,950     46,969   4,590,861    7,720,700
                  Total Property
   122/111   Less accumulated provision for depreciation                    (4,035,344)   (24,044) (1,673,303)  (2,158,876)
             and amortization company property (Schedule III)                4,019,606     22,925   2,917,558    5,561,824
                  Net Company Property

           INVESTMENTS
      123   Investments in associated companies (Schedule III)                            454,684                2,410,394
      141   Other Investments (Schedule IV)                                               454,684                2,410,394
                 Total Investments

           CURRENT AND ACCRUED ASSETS                                          106,596     31,946                   94,086
      131   Cash                                                                   365                             342,770
      134   Special Deposits                                                                                        16,131
      135   Working Funds
      136   Temporary cash investments (Schedule IV)                                       72,675                  601,647
      141   Notes Receivable and Lease Receivable                               73,590    407,521   1,869,217    2,131,623
 142-3/173  Accounts Receivable (Schedule VI)                                                         (20,000)    (107,833)
      144   Accumulated provision for uncollectible acct. (Schedule VII)                   93,832                   16,079
      146   Accounts receivable from associate companies (Schedule V & VI)
      152   Fuel stock expenses undistributed                                                                       89,031
      154   Materials and Supplies
      163   Store expense undistributed                                          2,160        840       5,988       15,260
      165   Prepayments                                                                                             64,036
      171   Interest Receivable
      174   Miscellaneous current and accrued assets (Schedule VIII)           182,711    606,814   1,855,205    3,262,830
                 Total Current and Accrued Asset

                     DEFERRED DEBITS
      181   Unamortized debt expense
      184   Clearing Accounts                                                  955,601      5,759     181,132       62,036
      186   Miscellaneous deferred debits (Schedule IX)
      188   Research, development, or demonstration
            expenditures (Schedule X)                                          955,601      5,759     181,132       62,036
                 Total Deferred Debits
                                                                             3,130,230                             851,150
      190   ACCUMULATED DEFERRED INCOME TAX BENEFIT

                                                                             8,288,147  1,090,182   4,953,895   12,148,234
                    TOTAL ASSETS AND OTHER DEBITS


ANNUAL REPORT OF EUA COGENEX CORPORATION AND SUBSIDIARY COMPANIES
SCHEDULE I - CONSOLIDATING BALANCE SHEETS  (3 of 3)
Give balance sheet of the companies as of December 31,

CURRENT YEAR - 1999
ACCOUNT                  ASSETS AND OTHER DEBITS


                     COMPANY PROPERTY

                                                                   EUA         EUA          EUA         EUA        EUA
                                                                  EC&S I      EC&S II     FRC II     WestCoast    MUPA
                                                                 (Part.)    (Part.)      (Part.)      (Partn.) (Partnership)


COMPANY PROPERTY
      121    Company Property (Schedule II)
      107    Construction work in progress (Schedule II)        12,137,031  17,927,728                  103,463
                  Total Property                                    32,536     453,206
   122/111   Less accumulated provision for depreciation        12,169,567  18,380,934                  103,463
             and amortization company property (Schedule III)
                  Net Company Property                          (4,003,635) (11,333,118                 (87,924)
                                                                 8,165,932   7,047,816                   15,539
           INVESTMENTS
      123   Investments in associated companies (Schedule III)
      141   Other Investments (Schedule IV)
                 Total Investments                               1,437,926   1,416,282
                                                                 1,437,926   1,416,282
CURRENT AND ACCRUED ASSETS
      131   Cash
      134   Special Deposits                                       210,266     592,681         871       53,682
      135   Working Funds                                           88,582     119,271
      136   Temporary cash investments (Schedule IV)
      141   Notes Receivable and Lease Receivable
 142-3/173  Accounts Receivable (Schedule VI)                      127,998     452,066
      144   Accumulated provision for uncollectible acct.
            (Schedule VII)                                       1,552,669     658,248
      146   Accounts receivable from associate companies          (183,090)     (1,651)
      152   Fuel stock expenses undistributed
      154   Materials and Supplies
      163   Store expense undistributed
      165   Prepayments
      171   Interest Receivable
      174   Miscellaneous current and accrued assets
           (Schedule VIII)
                 Total Current and Accrued Asset
                                                                 1,796,426   1,820,615         871       53,682            0
                     DEFERRED DEBITS
      181   Unamortized debt expense
      184   Clearing Accounts
      186   Miscellaneous deferred debits (Schedule IX)
      188   Research, development, or demonstration expenditures
            (Schedule X)
                 Total Deferred Debits

      190   ACCUMULATED DEFERRED INCOME TAX BENEFIT


                    TOTAL ASSETS AND OTHER DEBITS
                                                                11,400,284  10,284,713         871       69,221            0

SCHEDULE I - CONSOLIDATING BALANCE SHEETS
Give balance sheet of the companies as of December 31, (1 of 3)

CURRENT YEAR - 1999
ACCOUNT                  LIABILITIES AND PROPRIETARY CAPITAL


                                                                  EUA                      EUA         EUA
                                                                Cogenex                  Cogenex       Day
                                                              Consolidated Elimination Corporation  (Division)

           PROPRIETARY CAPITAL

      201 Common Stock Issued (Schedule XI)                          100       1,400           100
      204 Redeemable preferred stock of subsid. (Sched.XI)            75
      211 Miscellaneous paid-in-capital (Schedule XI)         47,046,923   9,483,341    44,213,315  2,833,608
      215 Appropriated retained earnings (Schedule XI)
      216 Unappropriated retained earnings (Schedule XI)      (5,038,782) 25,351,306    (1,803,058)  330,904
               Total Proprietary Capital                      42,008,316  34,836,047    42,410,357  3,164,512

           LONG-TERM DEBT

      223 Advances from associate companies (Schedule XII)
      224 Other long-term debt (Schedule XII)
      225 Unamortized premium on long-term debt
      226 Unamortized discount of long-term debt
               Total Long-Term Debt

           CURRENT AND ACCRUED LIABILITIES

      224 Current Maturities of Long-term debt
          (Schedule XIII)                                     77,400,000                77,400,000
      231 Notes payable                                          155,100   8,931,731
      232 Accounts payable                                     7,457,906                 3,696,226
      233 Notes payable to associate companies
      234 Accounts payable - associated companies
          (Schedule XIII)                                        178,200    (630,170)      106,485
      235 Customer Deposits
      236 Taxes accrued                                           74,891                     8,035
      237 Interest accrued                                     1,123,244      47,477     1,123,244
      238 Dividends declared
      241 Tax collections payable (Refund)                        (2,644)                   (2,644)
      242 Miscellaneous current and accrued liabilities
          (Schedule XIII)                                      1,007,379                  (349,574) (2,819,042)
               Total Current and Accrued Liabilities          87,394,076   8,349,038    81,981,772  (2,819,042)


           DEFERRED CREDITS
   253/228 Other deferred credits                              2,076,911     (10,000)    1,871,101
      255  Accumulated deferred investment tax credits
                Total Deferred Credits                         2,076,911     (10,000)    1,871,101         0

   282/283 ACCUMULATED DEFERRED INCOME TAXES                   5,566,067                 5,376,208


      TOTAL LIABILITIES AND PROPRIETARY CAPITAL               137,045,370 43,175,085   131,639,438   345,470

SCHEDULE I - CONSOLIDATING BALANCE SHEETS
Give balance sheet of the companies as of December 31, (2 of 3)
CURRENT YEAR - 1999
ACCOUNT                  LIABILITIES AND PROPRIETARY CAPITAL




                                                              EUA          EUA        EUA         EUA         EUA
                                                          Day Metric      NEMI      Cogenex    Citizens   Cogenex West
                                                          (Division)       Inc       Canada   Corporation Corporation

           PROPRIETARY CAPITAL

      201 Common Stock Issued (Schedule XI)                                 1,100        100         100          100
      204 Redeemable preferred stock of subsid. (Sched.XI)                                            75
      211 Miscellaneous paid-in-capital (Schedule XI)                   4,252,050   (290,675)               5,521,966
      215 Appropriated retained earnings (Schedule XI)
      216 Unappropriated retained earnings (Schedule XI)    (3,477,928) 4,037,847    982,303      69,526   (1,338,968)
               Total Proprietary Capital                    (3,477,928) 8,290,997    691,728      69,701    4,183,098

           LONG-TERM DEBT

      223 Advances from associate companies (Schedule XII)
      224 Other long-term debt (Schedule XII)
      225 Unamortized premium on long-term debt
      226 Unamortized discount of long-term debt
               Total Long-Term Debt

           CURRENT AND ACCRUED LIABILITIES

      224 Current Maturities of Long-term debt
          (Schedule XIII)                                                            155,100   2,831,659    6,100,072
      231 Notes payable                                                               34,408   1,362,811    1,863,200
      232 Accounts payable
      233 Notes payable to associate companies                             (4,121)   (20,926)    199,785       12,929
      234 Accounts payable - associated companies
          (Schedule XIII)                                                             66,836          20
      235 Customer Deposits                                                                       13,169       34,308
      236 Taxes accrued
      237 Interest accrued
      238 Dividends declared                                3,477,928                            235,023        1,584
      241 Tax collections payable (Refund)                  3,477,928      (4,121)   235,418   4,642,467    8,012,093
      242 Miscellaneous current and accrued liabilities
          (Schedule XIII)
               Total Current and Accrued Liabilities
                                                                                     169,218

           DEFERRED CREDITS                                                          169,218
   253/228 Other deferred credits
      255  Accumulated deferred investment tax credits                      1,271     (6,182)    241,727      (46,957)
                Total Deferred Credits

   282/283 ACCUMULATED DEFERRED INCOME TAXES                            8,288,147  1,090,182   4,953,895   12,148,234


      TOTAL LIABILITIES AND PROPRIETARY CAPITAL

SCHEDULE I - CONSOLIDATING BALANCE SHEETS
Give balance sheet of the companies as of December 31, (3 of 3)

CURRENT YEAR - 1999
ACCOUNT                  LIABILITIES AND PROPRIETARY CAPITAL






                                                              EUA         EUA          EUA           EUA           EUA
                                                             EC&S I      EC&S II      FRC II        WestCoast      MUPA
                                                          (Partnership) (Partnership) (Partnership) (Partnership) (Partner.)

           PROPRIETARY CAPITAL

      201 Common Stock Issued (Schedule XI)
      204 Redeemable preferred stock of subsid. (Sched.XI)
      211 Miscellaneous paid-in-capital (Schedule XI)
      215 Appropriated retained earnings (Schedule XI)
      216 Unappropriated retained earnings (Schedule XI)   10,868,116   9,759,262         871      883,649
               Total Proprietary Capital                   10,868,116   9,759,262         871      883,649            0

           LONG-TERM DEBT

      223 Advances from associate companies (Schedule XII)
      224 Other long-term debt (Schedule XII)
      225 Unamortized premium on long-term debt
      226 Unamortized discount of long-term debt
               Total Long-Term Debt

           CURRENT AND ACCRUED LIABILITIES

      224 Current Maturities of Long-term debt
          (Schedule XIII)
      231 Notes payable
      232 Accounts payable                                    310,337     190,924
      233 Notes payable to associate companies
      234 Accounts payable - associated companies             124,902     (36,596)                (834,428)
          (Schedule XIII)
      235 Customer Deposits
      236 Taxes accrued
      237 Interest accrued
      238 Dividends declared
      241 Tax collections payable (Refund)
      242 Miscellaneous current and accrued liabilities        96,929     344,531                   20,000
          (Schedule XIII)
               Total Current and Accrued Liabilities          532,168     498,859                 (814,428)


           DEFERRED CREDITS
   253/228 Other deferred credits                                          26,592
      255  Accumulated deferred investment tax credits
                Total Deferred Credits                                     26,592

   282/283 ACCUMULATED DEFERRED INCOME TAXES


      TOTAL LIABILITIES AND PROPRIETARY CAPITAL            11,400,284  10,284,713         871       69,221

ANNUAL REPORT OF EUA COGENEX CORPORATION AND SUBSIDIARY COMPANIES
SCHEDULE I - CONSOLIDATING BALANCE SHEETS

Give balance sheet of the companies as of December 31,

PRIOR YEAR - 1998
ACCOUNT   ASSETS AND OTHER DEBITS


                                                           EUA                       EUA        EUA       EUA
                                                          Cogenex                  Cogenex      Day     DayMetrix
                                                          Consol         Elimin   (Division) (Division) (Division)
          COMPANY PROPERTY
   121  Company Property (Schedule II)                    113,770,215              57,120,876  2,099,195 1,150,027
   107  Construction work in progress (Schedule II)         6,715,535               5,027,475    456,945
               Total Property                             120,485,750              62,148,351  2,556,140  1,150,027
122/111 Less accumulated provision for depreciation
          and amortization company property (Schedule II) (57,299,981)            (33.218,762)  (971,799)  (673,919)
               Net Company Property                        63,185,769              28,929,589  1,584,341    476,108

          INVESTMENTS
     123  Investments in associated companies (Sched IV)      516,949  41,241,600  41,758,549
     141  Other Investments (Schedule IV)                  40,934,266              33,084,605
               Total Investments                           41,451,215  41,241,600  74,843,154

          CURRENT AND ACCRUED ASSETS
     131  Cash                                                640,721                (338,818)    54,989
     134  Special Deposits                                  1,946,437                 115,162  1,133,885
     135  Working Funds                                       195,262                  12,910    170,243
     136  Temporary cash investments (Schedule IV)
     141  Notes Receivable and Lease Receivable            16,379,691  15,724,861  28,530,317  2,324,535
142-3/173 Accounts Receivable (Schedule VI)                24,914,434              14,243,142  2,000,641       (293)
     144  Acc. provision for uncoll. accts (Sched VII)       (693,214)               (274,261)   (40,769)
     146  Acc. rec. from associate cos. (Sched V&VI)        2,117,667   9,190,971   9,063,420    643,484
     152  Fuel stock expenses undistributed
     154  Materials and Supplies                              827,311                  15,354    197,874    486,706
     163  Store expense undistributed
     165  Prepayments                                      (1,506,211)  1,711,595     165,616     15,811
     171  Interest Receivable                               3,355,951               3,348,813
     174  Misc. current and accrued assets (Sched. VIII)      189,071                 158,888     30,183
               Total Current and Accrued Assets            48,367,120  26,627,427  55,040,543  6,530,876    486,413

          DEFERRED DEBITS
     181  Unamortized debt expense                            271,606                 271,606
     184  Clearing Accounts
     186  Misc. def. debits (Schedule IX)                   3,912,066               2,518,735      1,118
     188  Research, development, or demonstration
              expenditures (Schedule X)
               Total Deferred Debits                        4,183,672           0   2,790,341      1,118

     190  ACCUMULATED DEFERRED INCOME TAX BENEFIT           8,402,791               4,079,917


          TOTAL ASSETS AND OTHER DEBITS                   165,590,567  67,869,027 165,683,544  8,116,335    962,522

ANNUAL REPORT OF EUA COGENEX CORPORATION AND SUBSIDIARY COMPANIES
SCHEDULE I - CONSOLIDATING BALANCE SHEETS

Give balance sheet of the companies as of December 31,

PRIOR YEAR - 1998
ACCOUNT   ASSETS AND OTHER DEBITS (CONTINUED)


                                                           EUA        EUA        EUA         EUA            EUA
                                                          NEMI      Cogenex    Citizens     Cogenex       EC&S I
                                                           Inc       Canada    Corporation Corporation (Partnership)
          COMPANY PROPERTY
121     Company Property (Schedule II)                   8,993,365    42,827   4,027,992   7,163,116  12,124,594
107     Construction work in progress (Schedule II)             0          0     645,054     423,477    (139,079)
               Total Property                            8,993,365    42,827   4,673,046   7,586,593  11,985,515
122/111 Less accumulated provision for depreciation
          and amortization company property (Sched II)  (4,516,266)  (15,195) (1,087,744) (1,771,475) (3,237,111)
               Net Company Property                      4,477,099    27,632   3,585,302   5,815,118   8,748,404

          INVESTMENTS
     123  Investments in associated companies (Sched IV)
     141  Other Investments (Schedule IV)                            (22,777)              4,785,988   1,270,462
               Total Investments                               0     (22,777)          0   4,785,988   1,270,462

          CURRENT AND ACCRUED ASSETS
     131  Cash                                              17,755   317,043      23,490    (180,259)    488,411
     134  Special Deposits                                     365                     0     329,937      72,969
     135  Working Funds                                                            3,997       8,112
     136  Temporary cash investments (Schedule IV)
     141  Notes Receivable and Lease Receivable                       32,835                 444,980     145,841
142-3/173 Accounts Receivable (Schedule VI)                698,298   301,835   1,925,107   1,451,633   1,600,622
     144  Acc. provision for uncoll. accts (Sched VII)                                       (17,833)   (285,158)
     146  Acc. rec. from associate cos. (Sched V&VI)                              67,253     124,415     285,607
     152  Fuel stock expenses undistributed
     154  Materials and Supplies                                                             127,377
     163  Store expense undistributed
     165  Prepayments                                                    428       4,950      18,579
     171  Interest Receivable                                                                  7,137
     174  Misc. current and accrued assets (Sched. VIII)
               Total Current and Accrued Assets            716,418   652,141   2,024,797   2,314,078   2,308,292

          DEFERRED DEBITS
     181  Unamortized debt expense
     184  Clearing Accounts
     186  Misc. def. debits (Schedule IX)                1,062,379    10,924     202,351      64,924         481
     188  Research, development, or demonstration
              expenditures (Schedule X)                  1,062,379    10,924     202,351      64,924         481
               Total Deferred Debits

     190  ACCUMULATED DEFERRED INCOME TAX BENEFIT        3,454,847                           868,027


          TOTAL ASSETS AND OTHER DEBITS                  9,710,743   667,920   5,812,450  13,848,135  12,327,639

PRIOR YEAR - 1998
ACCOUNT   ASSETS AND OTHER DEBITS (CONTINUED)


                                                               EUA        EUA        EUA        EUA
                                                              EC&S II   FRC II    WestCoast     MUPA
                                                              (Part)    (Part)      (Part)     (Part)
          COMPANY PROPERTY
121     Company Property (Schedule II)                      18,420,499   159,815    2,471,887   (3,978)
107     Construction work in progress (Schedule II)            301,663
               Total Property                               18,722,162   159,815    2,471,887   (3,978)
122/111 Less accumulated provision for depreciation
          and amortization company property (Sched II)      (9,590,532)  (77,490)  (2,139,688)
               Net Company Property
                                                             9,131,630    82,325      332,199   (3,978)
          INVESTMENTS
     123  Investments in associated companies (Sched IV)
     141  Other Investments (Schedule IV)
               Total Investments                             1,815,988
                                                             1,815,988
          CURRENT AND ACCRUED ASSETS
     131  Cash
     134  Special Deposits                                     139,837    52,909       65,364
     135  Working Funds                                        270,303                 23,816
     136  Temporary cash investments (Schedule IV)
     141  Notes Receivable and Lease Receivable
142-3/173 Accounts Receivable (Schedule VI)                    508,518                117,526
     144  Acc. provision for uncoll. accts (Sched VII)       1,994,897   (35,602)     749,706  (15,552)
     146  Acc. rec. from associate cos. (Sched V&VI)           (75,193)
     152  Fuel stock expenses undistributed                  1,124,459
     154  Materials and Supplies
     163  Store expense undistributed
     165  Prepayments
     171  Interest Receivable
     174  Misc. current and accrued assets (Sched. VIII)
               Total Current and Accrued Assets
                                                             3,962,821    17,307      956,412  (15,552)
          DEFERRED DEBITS
     181  Unamortized debt expense
     184  Clearing Accounts
     186  Misc. def. debits (Schedule IX)
     188  Research, development, or demonstration                         35,602                15,552
              expenditures (Schedule X)
               Total Deferred Debits                                0     35,602                15,552

     190  ACCUMULATED DEFERRED INCOME TAX BENEFIT


          TOTAL ASSETS AND OTHER DEBITS                     14,910,439   135,234    1,288,611  (3,978)

ANNUAL REPORT OF EUA COGENEX CORPORATION AND SUBSIDIARY COMPANIES
SCHEDULE I - CONSOLIDATING BALANCE SHEETS

Give balance sheet of the companies as of December 31,

PRIOR YEAR - 1998
ACCOUNT   LIABILITIES AND PROPRIETARY CAPITAL


                                                      EUA                     EUA        EUA        EUA
                                                    Cogenex                 Cogenex      Day     DayMetrix
                                                     Consol      Elim.       Corp.    (Division) (Division)
          PROPRIETARY CAPITAL
     201  Common Stock Issued (Schedule XI)                        1,400         100
     204  Red. preferred stock of subs.(Sched XI)        175
     211  Misc. paid-in-capital (Sched XI)        47,046,923  12,283,341  45,949,392  1,097,531
     215  App. retained earnings (Sched XI)
     216  Unapprop. retained earnings (Sched XI)   1,314,196  28,966,859   2,962,386    777,100  (2,336,588)
               Total Proprietary Capital          48,361,294  41,251,600  48,911,878  1,874,631  (2,336,588)

          LONG-TERM DEBT

     223  Advances from ass. cos (Schedule XII)
     224  Other long-term debt (Schedule XII)     77,400,000              77,400,000
     225  Unamortized premium on long-term debt
     226  Unamortized discount of long-term debt
               Total Long-Term Debt               77,400,000              77,400,000

          CURRENT AND ACCRUED LIABILITIES

     224  Current Maturities of Long-term debt     6,700,000               6,700,000
     231  Notes payable                           16,108,438  15,724,860  16,160,000  1,801,059   3,001,070
     232  Accounts payable                         3,909,116               2,422,939    830,665
     233  Notes payable to associate companies
     234  Accounts payable - associated companies  1,132,715   8,940,972   3,343,607  2,880,581     230,003
     235  Customer Deposits
     236  Taxes accrued                               62,725                   5,683     14,457
     237  Interest accrued                         1,187,797   1,711,595   1,187,797    479,302      68,037
     238  Dividends declared                                     250,000
     241  Tax collections payable (Refund)          (127,744)                (64,614)   (36,889)
     242  Misc. curr. and acc. liab. (Sch.  XIII)  3,078,596               2,481,166      7,880
               Total Current and Acc. Liabil.     32,051,643  26,627,427  32,236,578  5,977,055   3,299,110


          DEFERRED CREDITS
253/228   Other deferred credits                   3,706,643    (10,000)   3,198,323    264,649
     255  Acc. deferred inv. tax credits
               Total Deferred Credits              3,706,643    (10,000)   3,198,323    264,649

  282/283 ACCUMULATED DEFERRED INCOME TAXES        4,070,987               3,936,766


TOTAL LIABILITIES AND PROPRIETARY CAPITAL        165,590,567 67,869,027  165,683,545  8,116,335     962,522

ANNUAL REPORT OF EUA COGENEX CORPORATION AND SUBSIDIARY COMPANIES
SCHEDULE I - CONSOLIDATING BALANCE SHEETS (Continued)

Give balance sheet of the companies as of December 31,

PRIOR YEAR - 1998
ACCOUNT   LIABILITIES AND PROPRIETARY CAPITAL



                                                      EUA       EUA       EUA         EUA        EUA
                                                     NEMI     Cogenex   Citizens    Cogenex    EC&S I
          PROPRIETARY CAPITAL                         Inc     Canada     Corp.       Corp.    (Part.)
     201  Common Stock Issued (Schedule XI)
     204  Red. preferred stock of subs.(Sched XI)      1,100       100        100
     211  Misc. paid-in-capital (Sched XI)                                     75         100
     215  App. retained earnings (Sched XI)        7,052,050  (290,675)             5,521,966
     216  Unapprop. retained earnings (Sched XI)
               Total Proprietary Capital           2,081,177   997,479    445,507    (864,998) 11,807,218
                                                   9,134,327   706,904    445,682   4,657,068  11,807,218
          LONG-TERM DEBT

     223  Advances from ass. cos (Schedule XII)
     224  Other long-term debt (Schedule XII)
     225  Unamortized premium on long-term debt
     226  Unamortized discount of long-term debt
               Total Long-Term Debt

          CURRENT AND ACCRUED LIABILITIES

     224  Current Maturities of Long-term debt
     231  Notes payable                              150,000   (52,320) 3,718,659   7,054,830
     232  Accounts payable                             5,017    82,901    236,176     163,022      21,600
     233  Notes payable to associate companies
     234  Accounts payable - associated companies    171,081  (174,167)   681,444   1,275,837     199,278
     235  Customer Deposits
     236  Taxes accrued                                         34,173        179       8,233
     237  Interest accrued                                                450,613     713,643
     238  Dividends declared                         250,000
     241  Tax collections payable (Refund)                                (16,873)     (9,368)
     242  Misc. curr. and acc. liab. (Sch.  XIII)                         105,096         449     214,879
               Total Current and Acc. Liabil.        576,098  (109,413) 5,175,294   9,206,646     435,757


          DEFERRED CREDITS
  253/228 Other deferred credits                          (8)   70,429     41,865         135      84,664
     255  Acc. deferred inv. tax credits
               Total Deferred Credits                     (8)   70,429     41,865         135      84,664

  282/283 ACCUMULATED DEFERRED INCOME TAXES              326              149,609     (15,714)


TOTAL LIABILITIES AND PROPRIETARY CAPITAL          9,710,743   667,920  5,812,450  13,848,135  12,327,639

ANNUAL REPORT OF EUA COGENEX CORPORATION AND SUBSIDIARY COMPANIES
SCHEDULE I - CONSOLIDATING BALANCE SHEETS (Continued)

Give balance sheet of the companies as of December 31,

PRIOR YEAR - 1998
ACCOUNT   LIABILITIES AND PROPRIETARY CAPITAL (CONTINUED)


                                                             EUA        EUA       EUA       EUA
                                                            EC&S II   FRC II      WestCo   MUPA
                                                            (Part.)   (Part.)    (Part.)  (Part.)
          PROPRIETARY CAPITAL
     201  Common Stock Issued (Schedule XI)
     204  Red. preferred stock of subs.(Sched XI)
     211  Misc. paid-in-capital (Sched XI)
     215  App. retained earnings (Sched XI)
     216  Unapprop. retained earnings (Sched XI)           13,339,067   30,591  1,018,396    23,720
               Total Proprietary Capital                   13,339,067   30,591  1,018,396    23,720

          LONG-TERM DEBT

     223  Advances from ass. cos (Schedule XII)
     224  Other long-term debt (Schedule XII)
     225  Unamortized premium on long-term debt
     226  Unamortized discount of long-term debt
               Total Long-Term Debt

          CURRENT AND ACCRUED LIABILITIES

     224  Current Maturities of Long-term debt
     231  Notes payable                                         146,796
     232  Accounts payable
     233  Notes payable to associate companies                1,141,249   82,325    246,398    (3,949)
     234  Accounts payable - associated companies
     235  Customer Deposits
     236  Taxes accrued
     237  Interest accrued
     238  Dividends declared
     241  Tax collections payable (Refund)
     242  Misc. curr. and acc. liab. (Sch.  XIII)              246,741   22,318     23,817   (23,750)
             Total Current and Acc.  Liabil.                 1,534,786  104,643    270,215   (27,699)



          DEFERRED CREDITS
  253/228 Other deferred credits                                36,586
      255 Acc. deferred inv. tax credits
          Total Deferred Credits                                36,586

  282/283 ACCUMULATED DEFERRED INCOME TAXES


TOTAL LIABILITIES AND PROPRIETARY CAPITAL                   14,910,439  135,234  1,288,611    (3,978)

ANNUAL REPORT OF EUA COGENEX AND SUBSIDIARY COMPANIES
For the Year Ending December 31, 1999

SCHEDULE II
COMPANY PROPERTY

DESCRIPTION                                 BALANCE AT                                         BALANCE
                                            BEGINNING      ADDITIONS     RETIREMENTS  OTHER    AT CLOSE
                                            OF YEAR                      OR SALES     CHANGES  OF YEAR


COMPANY PROPERTY
ACCOUNT

 121 LEASEHOLD IMPROVEMENTS:
     EUA COGENEX                             38,157           378,932      (18,044)             399,045
     EUA CITIZENS                             3,490                                               3,490
     EUA COGENEX WEST                        41,214            41,214      (41,214)              41,214

 121 BUILDINGS:
     EUA DAY                              1,019,724           752,296   (1,772,020)                   0

 121 EQUIPMENT:
     EUA COGENEX                         44,664,929         1,336,268   (9,185,897)          36,815,300
     EUA NEMI                             8,463,515                       (938,415)           7,525,100
     EUA CITIZENS                         3,821,459           258,541                         4,080,000
     EUA COGENEX WEST                       876,439                        (36,015)             840,424
     EC&S I                              11,881,290           812,607     (981,552)          11,712,345
     EC&S II                             18,275,277                       (492,770)          17,782,507
     EUA/FRC II                              77,490                        (77,490)                   0
     WESTCOAST, LP                        2,038,920                     (2,038,920)                   0

 121 COMPUTER EQUIPMENT AND
     COMPUTER NETWORK:
     EUA COGENEX                            669,803         1,329,217     (183,087)           1,815,934
     EUA DAY                                  2,426                         (2,426)                   0
     EUA NEMI                                 1,284                                               1,284
     EUA CITIZENS                            21,909                                              21,909
     EUA COGENEX WEST                       230,334                       (154,675)              75,659
     EUA COGENEX CANADA                       4,122                                               4,122

 121 SOFTWARE DEVELOPMENT
     COSTS:
     DAYMETRIX:                           1,150,027                     (1,150,027)                   0

 121 OFFICE FURNITURE, TOOLS AND
     EQUIPMENT:
     EUA COGENEX                            141,565            46,057       (7,676)             179,946
     EUA DAY                                891,202           269,643   (1,160,846)                   0
     EUA NEMI                                28,566                                              28,566
     EUA CITIZENS                            10,202               646                            10,848
     EUA COGENEX WEST                        57,698            39,426      (25,580)              71,544
     EUA COGENEX CANADA                       1,532                                               1,532

 121 AUTOMOBILES, OTHER VEHICLES
     AND RELATED GARAGE
     EQUIPMENT:
     EUA DAY                                185,843            42,453     (228,296)                   0

ANNUAL REPORT OF EUA COGENEX AND SUBSIDIARY COMPANIES
For the Year Ending December 31, 1999

SCHEDULE II
COMPANY PROPERTY- (Continued)

DESCRIPTION                                                    BALANCE AT                                         BALANCE AT
                                                               BEGINNING                 RETIREMENTS   OTHER       CLOSE OF
                                                               OF YEAR      ADDITIONS    OR SALES      CHANGES        YEAR
                 301    ORGANIZATION
                        EUA COGENEX                             554,034                                             554,034
                        EUA CITIZENS                             72,250                                              72,250
                        EUA COGENEX WEST                          7,622                                               7,622
                        EUA COGENEX CANADA                       37,173                                              37,173
                        WESTCOAST, LP                           103,463                                             103,463

             302/303    MISCELLANEOUS PLANT AND
                        INTANGIBLE PLANT:
                        EUA COGENEX                          11,052,390                 (3,992,102)               7,060,288
                        EUA NEMI                                500,000                                             500,000
                        EUA CITIZENS                             98,682      42,207                                 140,889
                        EUA COGENEX WEST                      5,949,809                                           5,949,809
                        EC&S I                                  243,304     181,382              0                  424,686
                        EC&S II                                 145,221     181,376       (181,376)                 145,221
                        EUA/FRC II                               82,325                    (82,325)                       0
                        WESTCOAST, LP                           329,503                   (329,503)                       0
                        MUPA                                     (3,978)      7,956         (3,978)                       0
SUB-TOTAL                                                   113,770,215   5,720,222    (23,084,234)              96,406,204

                 107    CONSTRUCTION WORK IN
                        PROGRESS:
                        EUA COGENEX                           5,027,475   11,213,266   (15,120,623)               1,120,118
                        EUA DAY                                 456,945      429,192      (886,137)                       0
                        EUA CITIZENS                            645,054   10,307,336   (10,690,915)                 261,475
                        EUA COGENEX WEST                        423,477    6,317,910    (6,006,959)                 734,428
                        EUA COGENEX CANADA                            0      313,921      (309,779)                   4,142
                        EC&S I                                 (139,080)     311,967      (140,351)                  32,536
                        EC&S II                                 301,663      153,013        (1,469)                 453,206

TOTAL                                                       120,485,748   34,766,827   (56,240,467)          0   99,012,109

1/ PROVIDE AN EXPLANATION OF THOSE CHANGES CONSIDERED MATERIAL:
2/ SUB-ACCOUNTS ARE REQUIRED FOR EACH CLASS OF EQUIPMENT OWNED.  THE SERVICE
   COMPANY SHALL PROVIDE A LISTING BY SUB-ACCOUNT OF EQUIPMENT ADDITIONS DURING
   THE YEAR AND THE BALANCE AT THE CLOSE OF THE YEAR:

SUB-ACCOUNT DESCRIPTION              NET CHANGE                        BALANCE AT CLOSE OF YEAR

(1) Utility Load Reduction Progra    (30,103,517)  (A)                      47,214,346
(2) Energy Management Programs        18,759,874   (A)                      31,541,330
TOTAL                                (11,343,643)                           78,755,676

A) RECLASSIFIATION OF EQUIPMENT TYPE = $25,548,210

ANNUAL REPORT OF EUA COGENEX AND SUBSIDIARY COMPANIES
For the Year Ending December 31, 1999

SCHEDULE III
ACCUMULATED PROVISION FOR DEPRECIATION AND
AMORTIZATION OF COMPANY PROPERTY


                                BALANCE AT   ADDITIONS     RETIREMENTS     OTHER    BALANCE AT
DESCRIPTION                     BEGINNING OF               OR SALES        CHANGES  CLOSE OF
                                YEAR                                                YEAR


ACCOUNT

     111 ORGANIZATION:
         EUA COGENEX                  387,838     111,026                            498,863
         EUA CITIZENS                  52,933      16,557                             69,490
         EUA COGENEX WEST               7,622                                          7,622
         EUA COGENEX CANADA            14,868       7,676                             22,543
         WESTCOAST, LP                 67,236      20,688                             87,924

     111 MISCELLANEOUS IN-
         TANGIBLE PLANT:
         EUA COGENEX                5,050,790     588,608    (2,299,762)            3,339,635
         EUA NEMI                     491,647       8,353                            500,000
         EUA CITIZENS                  17,740      28,976                             46,716
         EUA COGENEX WEST           1,080,622     429,634                           1,510,256
         EC&S I                        23,148       5,098                             28,247
         EC&S II                       81,447      16,483                             97,930

     122 LEASEHOLD
         IMPROVEMENTS:
         EUA COGENEX                   35,777      25,791       (18,044)              43,524
         EUA CITIZENS                   2,501         698                              3,199
         EUA COGENEX WEST              41,091      42,588       (42,464)              41,214

     122 OFFICE FURNITURE AND
         FIXTURES:
         EUA COGENEX                  139,733      12,067        (7,676)             144,124
         EUA DAY                      615,984     109,622      (725,606)                   0
         EUA NEMI                      28,566                                         28,566
         EUA CITIZENS                   7,606       2,040                              9,646
         EUA COGENEX WEST              41,923      45,929       (22,085)              65,768
         EUA COGENEX CANADA                51         316                                367

     122 COMPUTER EQUIPMENT:
         EUA COGENEX                  581,597     442,860      (183,087)             841,371
         EUA DAY                        1,860         480        (2,340)                   0
         EUA NEMI                       1,284                                          1,284
         EUA CITIZENS                  15,201       4,382                             19,583
         EUA COGENEX WEST             198,265      21,866      (154,675)              65,456
         EUA COGENEX CANADA               276         858                              1,134

     121 SOFTWARE DEVELOPMENT
         COSTS:
         DAYMETRIX                    673,919     134,171      (808,090)                   0



ANNUAL REPORT OF EUA COGENEX AND SUBSIDIARY COMPANIES
For the Year Ending December 31, 1999

SCHEDULE III
ACCUMULATED PROVISION FOR DEPRECIATION AND
AMORTIZATION OF COMPANY PROPERTY (Continued)



                                BALANCE AT   ADDITIONS   RETIREMENTS  OTHER      BALANCE AT
DESCRIPTION                     BEGINNING OF             OR SALES     CHANGES    CLOSE OF
                                YEAR                                             YEAR

     122 PROJECT EQUIPMENT:
         EUA COGENEX               27,023,026   4,392,618  (8,927,164)           22,488,480
         EUA NEMI                   3,994,769     449,140    (938,415)           3,505,494
         EUA CITIZENS                 991,765     532,904                        1,524,669
         EUA COGENEX WEST             401,950     100,761     (34,151)             468,560
         EC&S I                     3,213,964     936,509    (175,085)           3,975,388
         EC&S II                    9,509,086   2,014,907    (288,805)           11,235,188
         EUA/FRC II                    77,490                 (77,490)                   0
         WESTCOAST, LP              1,945,691      93,230  (2,038,920)                   0

     122 AUTOMOBILES, OTHER
         VEHICLES & RELATED
         GARAGE EQUIPMENT
         EUA DAY                      178,196      11,906    (190,102)                   0

     122 STRUCTURES AND
         IMPROVEMENTS
         EUA DAY                      175,758      38,988    (214,746)                   0



TOTALS                             57,173,219  10,647,730 (17,148,708)          050,672,241


ANNUAL REPORT OF EUA COGENEX AND SUBSIDIARY COMPANIES
For the Year Ending December 31, 1999

SCHEDULE IV
INVESTMENTS
** FILED UNDER CONFIDENTIAL TREATMENT REQUEST **


ANNUAL REPORT OF EUA COGENEX AND SUBSIDIARY COMPANIES
For the Year Ending December 31, 1999

SCHEDULE V
ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES


INSTRUCTIONS:  Complete the following schedule listing accounts receivable.


DESCRIPTION
                                                    BALANCE AT        BALANCE
                                                    BEGINNING         AT CLOSE
                                                    OF YEAR           OF YEAR


ACCOUNT 146 - ACCOUNTS RECEIVABLE

        EUA Cogenex West                                 12,747        12,747
        EUA Cogenex Canada                                             90,470
        EUA Cogenex Corporation                       2,104,920     1,799,063
                                                      2,117,667     1,902,280

        TOTAL                                         2,117,667     1,902,280

ANNUAL REPORT OF EUA COGENEX AND SUBSIDIARY COMPANIES
For the Year Ending December 31, 1999

SCHEDULE VI
ACCOUNTS RECEIVABLE AGING

INSTRUCTIONS:  Complete the following schedule concerning the aging of accounts receivable for Account 143 -Accounts Receivable and Account 146
               - Accounts Receivable from Associated companies


DESCRIPTION
                                           BALANCE AT           BALANCE AT
                                           BEGINNING OF         END OF YEAR
                                           YEAR

ACCOUNT 143 - ACCOUNTS RECEIVABLE
EUA Cogenex Corporation
  0 - 30 Days                                  9,118,131           6,048,120
  31 - 60 Days                                 1,267,861           1,215,098
  62 - 90 Days                                   420,579             (56,836)
  91 - Over                                    3,436,571           4,703,870
                                              14,243,142          11,910,252
EUA Day Corporation
  0 - 30 Days                                    622,561
  31 - 60 Days                                   355,487
  62 - 90 Days                                   253,662
  91 - Over                                      768,931
                                               2,000,641
DayMetrix
  91 - Over                                         (293)
                                                    (293)
EUA NEMI Corporation
  0 - 30 Days                                    271,059              73,540
  31 - 60 Days                                   339,372
  62 - 90 Days
  91 - Over                                       87,867                  50
                                                 698,298              73,590
EUA Citizens Corporation
  0 - 30 Days                                  1,700,178           1,458,635
  31 - 60 Days                                    28,701             117,837
  62 - 90 Days                                    94,096               4,547
  91 - Over                                      102,132             288,198
                                               1,925,107           1,869,217
EUA Cogenex West Corporation
  0 - 30 Days                                    891,022           1,311,104
  31 - 60 Days                                   375,550             454,494
  62 - 90 Days                                   164,628             286,025
  91 - Over                                       20,433              80,000
                                               1,451,633           2,131,623
EUA Canada Corporation
  0 - 30 Days                                    282,348              22,353
  31 - 60 Days                                                        11,923
  62 - 90 Days                                                         1,442
  91 - Over                                       19,487             371,803
                                                 301,835             407,521


ANNUAL REPORT OF EUA COGENEX AND SUBSIDIARY COMPANIES
For the Year Ending December 31, 1999

SCHEDULE VI
ACCOUNTS RECEIVABLE AGING (Continued)

INSTRUCTIONS:  Complete the following schedule concerning the aging of accounts receivable for Account 143 -Accounts Receivable and Account 146
               - Accounts Receivable from Associated companies


DESCRIPTION
                                             BALANCE AT           BALANCE AT
                                             BEGINNING OF         END OF YEAR
                                             YEAR

ACCOUNT 143 - ACCOUNTS RECEIVABLE
Energy Capital & Services I
             0 - 30 Days                          395,682              263,029
             31 - 60 Days                         369,247               14,182
             62 - 90 Days                          42,889               13,931
             91 - Over                            792,804            1,261,528
                                                1,600,622            1,552,670
Energy Capital & Services II
             0 - 30 Days                        1,264,338              517,333
             31 - 60 Days                         368,625               54,728
             62 - 90 Days                          43,142               51,923
             91 - Over                            318,792               34,264
                                                1,994,897              658,248
EUA FRC II
             0 - 30 Days                          (35,602)
             31 - 60 Days
             62 - 90 Days
             91 - Over
                                                  (35,602)
EUA WestCoast, LP
             0 - 30 Days                          717,625
             31 - 60 Days                          13,917
             62 - 90 Days
             91 - Over                             18,164
                                                  749,706
EUA MUPA
             0 - 30 Days                          (15,552)
             31 - 60 Days
             62 - 90 Days
             91 - Over
                                                  (15,552)


TOTAL ACCOUNT 143 - ACCOUNTS RECEIVABLE        24,914,434           18,603,121

ANNUAL REPORT OF EUA COGENEX AND SUBSIDIARY COMPANIES
For the Year Ending December 31, 1999

SCHEDULE VI
ACCOUNTS RECEIVABLE AGING (Continued)



DESCRIPTION                                     BALANCE AT      BALANCE AT
                                                BEGINNING OF    END OF YEAR
                                                YEAR


ACCOUNT 146 - ACCOUNTS RECEIVABLE
        from associated companies

EUA Cogenex Corporation
        0 - 30 Days                              936,823         847,043
        31 - 60 Days                              27,372         923,406
        62 - 90 Days                             335,988
        91 - Over                                804,737          28,614
                                                2,104,920       1,799,063
EUA Cogenex West Corporation
        0 - 30 Days
        31 - 60 Days
        62 - 90 Days                              12,747
        91 - Over                                                 12,747
                                                  12,747          12,747
EUA Cogenex Canada
        0 - 30 Days
        31 - 60 Days
        62 - 90 Days
        91 - Over                                                 90,470
                                                                  90,470

        Total                                   2,117,667       1,902,280


ANNUAL REPORT OF EUA COGENEX AND SUBSIDIARY COMPANIES
For the Year Ending December 31, 1999

SCHEDULE VII
ACCUMULATED PROVISION FOR UNCOLLECTIBLE ACCOUNTS

INSTRUCTIONS: Complete the following analysis of accumulated provision for uncollectible accounts receivable.


                                                     CURRENT YEAR
DESCRIPTION                  BALANCE AT
                             BEGINNING OF     PROVISIONS    WRITE-OFF    BALANCE AT
                             YEAR                                        YEAR
                                                                         CLOSE OF

ACCOUNT 144 - PROVISION FOR UNCOLLECTIBLE
              ACCOUNTS:

EUA Cogenex Corporation            274,261       464,008    (257,028)    481,241

EUA Day                             40,769        (5,384)    (35,385)

EUA Citizens                                      73,085     (53,085)     20,000

EUA Cogenex West                    17,833        90,000                 107,833

EC&S I                             285,158        68,912    (170,980)    183,090

EC&S II                             75,193       (73,542)                 1,651

TOTAL                              693,214       617,079    (516,478)    793,815


ANNUAL REPORT OF EUA COGENEX AND SUBSIDIARY COMPANIES
For the Year Ending December 31, 1999

SCHEDULE VIII
MISCELLANEOUS CURRENT AND ACCRUED ASSETS

INSTRUCTIONS:  Provide detail of items in this account.  Items less than $10,000 may be grouped, showing the number of items in each group.


DESCRIPTION                                  BALANCE AT      BALANCE AT
                                             BEGINNING       CLOSE
                                             OF YEAR         OF YEAR


ACCOUNT 174 - MISCELLANEOUS CURRENT
              AND ACCRUED ASSETS

EUA Cogenex Corporation:
  Executive Life Insurance                    158,888         166,884
EUA Day Corporation:
  Executive Life Insurance                     30,183
                         TOTAL                189,071         166,884

ANNUAL REPORT OF EUA COGENEX AND SUBSIDIARY COMPANIES
For the Year Ending December 31, 1999

SCHEDULE IX
MISCELLANEOUS DEFERRED DEBITS

INSTRUCTIONS:  Provide a detail of items in this account.  Items less than
               $10,000 may be grouped by class showing the number of items in each class.

DESCRIPTION                        BALANCE AT           BALANCE AT
                                   BEGINNING OF YEAR    CLOSE OF YEAR

ACCOUNT MISCELLANEOUS
        DEFERRED DEBITS

EUA Cogenex:
        Leased Equipment                  7,395
        Unbilled Utility Rev           (468,146)
        EUASC Bill - Sales Tax           22,119
        Columbia University           1,420,552
        Kodak                            58,662
        Open Work Authorizations      1,469,430            437,380
        Sanwa                             4,680
        ECSI Interco Adj.                                  207,261
        EUA Day Interco Adj.                                19,779
        Financial Services                                  87,343
        Miscellaneous (2)                 4,043              3,505
        Sub Total                     2,518,735            755,268

EUA Day:
        Miscellaneous (1)                 1,118

EUA NEMI:
        Deferred Royalties            1,062,379            955,601

EUA Citizens Corporation
        Open Work Authorization         155,192            177,192
        Interco Note ADJ                 43,218
        Miscellaneous (3)                 3,941              3,941
        Sub Total                       202,351            181,133

EUA Cogenex West Corporation:
        Work In Progress                 31,285             58,871
        Other Receivable                 33,639
        Miscellaneous (1)                                    3,166
        Sub Total                        64,924             62,037


ANNUAL REPORT OF EUA COGENEX AND SUBSIDIARY COMPANIES
For the Year Ending December 31, 1999

SCHEDULE IX
MISCELLANEOUS DEFERRED DEBITS (Continued)

INSTRUCTIONS: Provide a detail of items in this account.  Items less than
              $10,000 may be grouped by class showing the number of items in each class.

DESCRIPTION                          BALANCE AT             BALANCE AT
                                     BEGINNING OF YEAR      CLOSE OF YEAR

EUA Cogenex - Canada
        Miscellaneous (2)                   10,924             5,759

EC&S I
        Miscellaneous                          481

EUA/FRC II
 Monteray Valley - Other Receivable         21,977
 Arkay Packaging - Other Receivable         13,625
 Sub Total                                  35,602

MUPA
 Pacific Linen - Other Receivable           15,552
 TOTAL                                   3,912,066          1,959,798

ANNUAL REPORT OF EUA COGENEX AND SUBSIDIARY COMPANIES
For the Year Ending December 31, 1999

SCHEDULE XI
PROPRIETARY CAPITAL


ACCOUNT
NUMBER  CLASS OF STOCK       NUMBER OF      PAR OR STATED     OUTSTANDING CLOSE OF PERIOD
                             SHARES         VALUE PER
                             AUTHORIZED     SHARE             NO. OF SHARES      TOTAL AMOUNT

        COMMON STOCK ISSUED     1,000         $0.10                 1,000        $100.00




INSTRUCTIONS: Classify amounts in each account with brief explanation, disclosing the general nature of transactions which give rise to the reported amounts.



DESCRIPTION                                                                      AMOUNT
ACCOUNT        - MISCELLANEOUS PAID-IN CAPITAL                                    47,046,923
ACCOUNT        - APPROPRIATED RETAINED EARNINGS

(1) See Schedule XIV Notes to Financial Statements, Page 29

             TOTAL                                                                47,046,923


INSTRUCTIONS: Give particulars concerning net income or (loss) during the year, distinguishing between compensation for the use of capital owed or net loss remaining from servicing non-associate per the General Instructions of the Uniform System of Accounts.  For dividends paid during the year in cash or otherwise, provide rate percentage, amount of declared and date paid.


DESCRIPTION                            BALANCE AT       NET INCOME             DIVIDENDS     BALANCE AT
                                       BEGINNING          OR                      PAID          CLOSE
                                        OF YEAR          (LOSS)                                OF YEAR

ACCOUNT - UNAPPROPRIATED                              (B) (4,626,147)
          RETAINED EARNINGS            1,314,196                                              (5,038,782)
                                                      (A) (1,726,832)

             TOTAL                     1,314,196          (6,352,979)                         (5,038,782)

(A) Income from Continuing Operations
(B) Loss from Discontinued Operations

ANNUAL REPORT OF EUA COGENEX AND SUBSIDIARY COMPANIES
For the Year Ending December 31, 1999

SCHEDULE XII
LONG-TERM DEBT

INSTRUCTIONS: Advances from associate companies should be reported separately for advances on notes, and advances on open account. Names of associate companies from which advances were received shall be shown under the class and series of obligation column. For
              Account 224 -Other long-term debt provide the name of creditor company or organization, terms of obligation, date of maturity, interest rate, and the amount authorized and outstanding.



NAME OF CREDITOR        TERMS OF OBLIG  DATE       INT.    AMOUNT      BALANCE AT  ADDITION 1/         BALANCE AT
                        CLASS & SERIES  OF         RATE    AMORTIZED    BEGINNING           DEDUCTIONS CLOSE OF YEAR
                        OF OBLIGATION   MATURITY                         OF YEAR

ACCOUNT 223 -
        ADVANCES
        FROM
        PARENT AND
        ASSOCIATE
        COMPANIES


ACCOUNT 224 -
        OTHER LONG -  Unsecured Notes   10/30/2001  9.60%  20,000,000   6,400,000            6,400,000
        TERM DEBT:    to Prudential
                      Ins. Co. of
                      America & PRUCO
                      Life Ins. Co.

                      Unsecured Notes   06/30/2005  10.56%  35,000,000  21,000,000          21,000,000
                      to Prudential
                      Ins. Co. of
                      America

                      Unsecured Notes   09/15/2000   7.00%  50,000,000  50,000,000          50,000,000
                      to qualified
                      institutional buyers
                      under Rule 144A
                      of the 1993 Act



        TOTAL                                               105,000,000  77,400,000       0 77,400,000

1/ GIVE AN EXPLANATION OF DEDUCTIONS

Sinking Fund Payments - $6,700,000
Transfer to Current - $70,400,000


ANNUAL REPORT OF EUA COGENEX AND SUBSIDIARY COMPANIES
For the Year Ending December 31, 1999

SCHEDULE XIII
CURRENT AND ACCRUED LIABILITIES

INSTRUCTIONS:   Provide balance of notes and accounts payable to each associate company. Give description and amount of miscellaneous current and accrued liabilities. Items less than $10,000 may be grouped, showing the number of items in each group.


DESCRIPTION
                                             BALANCE AT      BALANCE AT
                                             BEGINNING       CLOSE
                                             OF YEAR         OF YEAR


ACCOUNT 233 -   NOTES PAYABLE TO ASSOCIATE
                COMPANIES

ACCOUNT 234 -   ACCOUNTS PAYABLE TO ASSOCIATE
                COMPANIES:

EUA Cogenex Corporation
                Eastern Utilities Associate    324,022          10,351
                EUA Service Corporation        154,233          89,440
                RENOVA                         633,581
                                              1,111,836         99,791
EUA Day
                EUA Service Corporation          4,117

NEMI
                EUA Service Corporation       (13,471)        (13,471)

EUA Canada
                Monenco/Agra                                    91,880

EUA Citizens
                EUA Service Corporation         22,620

EUA Cogenex West
                EUA Service Corporation          7,613

                TOTAL                         1,132,715        178,200


ANNUAL REPORT OF EUA COGENEX AND SUBSIDIARY COMPANIES
For the Year Ending December 31, 1999

SCHEDULE XIII
CURRENT AND ACCRUED LIABILITIES (Continued)



DESCRIPTION                                     BALANCE AT       BALANCE AT
                                                BEGINNING        CLOSE


ACCOUNT MISCELLANEOUS CURRENT AND
        ACCRUED LIABILITIES

EUA Cogenex Corporation
        Miscellaneous (3)                         (1,028)             5,598
        Retainage Liability                      270,481            153,374
        Reserve for Cogen Disp.                  957,641             55,316
        Accrued Liability (HTI PRJS)              71,011             26,674
        Accrued Liability (BECO PRJS)            375,033
        Accrued Liability (VA Medical Center)     22,657             22,657
        Employee Bonus                           738,641
        McBride Properties                        15,905              7,845
        Systems Corp/Gillem & McPherson          (32,136)            15,451
                Standard Offer Pay to Sanwa     (196,764)           (21,007)
        Proven Alternatives                      259,725            214,697
        Sanwa                                                       (48,885)
        Reserve for Day Disp.                                      (781,294)
                                               2,481,166           (349,574)
EUA Day
        Reserve for Day Disp.                                    (2,819,042)
        Miscellaneous (2)                          7,880
                                                   7,880         (2,819,042)

DayMetrix
        Reserve for Day Disp.                                      3,477,928
                                                                   3,477,928

EUA Cogenex West
        Miscellaneous (2)                            449              1,584
                                                     449              1,584

EUA Citizens
        Charlotte NC Project Equipment            19,004             19,004
        Accrued Maintenance Fees                  85,922            213,545
        Miscellaneous (1)                            170              2,474
                                                 105,096            235,023

Energy Capital and Services I
        GPU Penalty                              163,600
        Miscellaneous                            (27,508)             3,418
        Retainage Liability                       78,787             93,511
                                                 214,879             96,929


ANNUAL REPORT OF EUA COGENEX AND SUBSIDIARY COMPANIES
For the Year Ending December 31, 1999

SCHEDULE XIII
CURRENT AND ACCRUED LIABILITIES (Continued)

INSTRUCTIONS: Provide balance of notes and accounts payable to each associate company. Give description and amount of miscellaneous current and accrued liabilities. Items less than $10,000 may be grouped, showing the number of items in each group.



DESCRIPTION                             BALANCE AT      BALANCE AT
                                        BEGINNING       CLOSE
                                        OF YEAR         OF YEAR


Energy Capital and Services II
        Retainage Liability              187,142         121,593
        Dow Jones                         33,786          40,776
        Rutgers Phase I                    9,890          39,307
        Rutgers Phase II                   3,293          30,649
        Rutgers Phase III                 12,630          45,583
        Rutgers Phase IV                                   2,970
        Pathmark                                          10,430
        Letchers                                           5,552
        Caldor                                             8,190
        Hayward                                           10,337
        Princeton                                         29,144
                                         246,741         344,531

EUA FRC II Energy Associates
        Reserve for Cogen. Disp.          22,318
                                          22,318


EUA WestCoast, LP
        Retainage Liability               23,817
        Floyd County Settlement                           20,000
                                          23,817          20,000


Micro Utility Partners of America
        Reserve for Cogen. Disp.        (23,750)
                                        (23,750)

        TOTAL                           3,078,596       1,007,379


ANNUAL REPORT OF EUA COGENEX AND SUBSIDIARY COMPANIES
For the Year Ending December 31, 1999

SCHEDULE XIII
CURRENT AND ACCRUED LIABILITIES (Continued)

INSTRUCTIONS: Provide balance of notes and accounts payable to each associate company. Give description and amount of miscellaneous current and accrued liabilities. Items less than $10,000 may be grouped, showing the number of items in each group.


DESCRIPTION                             BALANCE AT      BALANCE AT
                                        BEGINNING       CLOSE
                                        OF YEAR         OF YEAR




ACCOUNT CURRENT MATURITIES OF LT DEBT

        Prudential Ins. Co. Due 9/30/97 @ 7.22%

        Prudential Ins. Co. Due 10/30/01 @ 9.6%    3,200,000       6,400,000

        Prudential Ins. Co. Due 6/30/05 @ 10.56%   3,500,000       21,000,000

        Qualified Institutional Buyers
              Due 9/15/00 @ 7%                                     50,000,000

        TOTAL                                      6,700,000       77,400,000




EUA Cogenex Corporation
Notes To Consolidated Financial Statements
For The Years Ended December 31, 1999 and 1998



A.      General

EUA Cogenex Corporation (the Company) is a wholly owned subsidiary of Eastern Utilities Associates (EUA), a registered public utility holding company. In addition to its investment in the Company, EUA has interests in retail and wholesale utility companies operating in the New England region, a service corporation and three other non-utility companies. As a subsidiary of EUA, the accounting policies and practices of the Company are subject to review by the Securities and Exchange Commission (SEC) under the Public Utility Holding Company Act of 1935. The Company is regulated by the SEC in matters related to its own debt financings and asset acquisitions. There are no current geographic restrictions on the Company's operations.

The Company is an energy services company that employs energy efficient technology and equipment intended to reduce the energy consumption and related costs of its customers. Such technology and equipment include building automation systems, lighting modifications, boiler and chiller replacements and other mechanical measures such as motors and drives. The Company may design, install, own, operate, maintain, and finance specific energy efficient applications for its customers.

The Company is compensated for its services primarily through energy services agreements in which the Company and the customer, who occupies or owns a facility, agree upon a prescribed base year and a set of savings calculations. The Company then receives payments based on a portion of the savings that result from the installation and maintenance of the energy efficient equipment in the facility. Some agreements permit the invoicing of the contractual amounts during construction on a percentage of completion basis. Some of the Company's revenues under these agreements are dependent upon the actual achievement of energy savings; therefore, the Company assesses the financial and technical risk of each customer and project.

In addition, the Company participates in demand side management (DSM) programs sponsored by electric utilities as a means to decrease both base load and peak demand on the utilities' systems. In utility DSM programs, the Company contracts with the utility and its commercial and industrial customers in order to decrease the overall demand on the utility system or to reduce peak demand, curtailing the need for costly capacity additions. The Company is paid by the utility based on the reduction i n the demand on the utility's system and may also receive a portion of the customers' savings by entering into energy services agreements of the type described above with those customers. The Company contracts for utility DSM programs through a bidding process or participates in the utility's "Standard Offer Program". The Company also may, from time to time, acquire existing DSM contracts or energy services agreements, or the benefits from those contracts, from other energy services companies.


As of December 31, 1999, the Company participated in five partnerships and two joint ventures. It is the managing general partner in all of the partnerships. The Company has provided virtually all of the capital to the five partnerships and is entitled to a return of, and on, this capital. The joint venture capital is provided evenly by the Company and the joint venture participants. All partnerships and their customers are subject to the same selection and screening process to establish acceptable credit quality.

The Company also provides consulting services to its customers in the form of training in the proper use and maintenance of the energy equipment. This service includes instruction in the use of existing equipment as well as newly installed equipment so that further energy savings can be realized. In addition, the Company monitors installed projects on a 24-hour basis and dispatches third party contractors to make repairs and/or adjustments.

The Company's principal markets include institutional, commercial, industrial and government entities, and through its EUA Citizens Conservation Services (Citizens) subsidiary, public and private multi-family housing.

The Company's competition is comprised primarily of manufacturers and distributors of energy efficiency equipment, other utility owned energy services companies, engineering consulting firms, and financial institutions who provide capital to finance energy efficiency projects.

The rates charged by the Company to customers through its Energy Service Agreements are not subject to the jurisdiction of any regulatory agency.

At December 31, 1999, the Company employed 95 persons in its operations.


B.      Summary of Significant Accounting Policies

        Basis of Consolidation

The consolidated financial statements include the accounts of five partnership entities in which the Company has a controlling equity interest and its four wholly-owned subsidiaries, including a Canadian subsidiary, EUA Cogenex - Canada. All material inter-company transactions between the consolidated entities have been eliminated.

        Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates and assumptions include items such as allowances for uncollectible amounts, discount rates, accruals , estimated useful lives of equipment, and the valuation of intangibles. Actual results could differ from those estimates.

Reclassifications

Certain prior period amounts on the financial statements have been reclassified to conform with current presentation.

Transactions with Affiliates

Transactions between the Company and other EUA affiliated companies include the following: for accounting and other administrative services rendered by EUA Service Corporation, the Company incurred costs of approximately $0.7 million in 1999 and 199 8. See Note D for a description of the transfer, made in 1998, of RENOVA Division net assets to an EUA affiliated company.

Revenues

Revenues and contract expenses are based on the financial arrangements established by each individual contract. Revenue recognition is determined as follows:

     Paid from Savings Contracts

     Under paid from savings contracts, the Company receives payments from customers as energy savings are calculated and verified on a regular basis over a fixed contract term. Revenue is recognized as such savings are realized by customers. Construction and installation costs are capitalized and then amortized as contract expenses on a straight-line basis over the applicable contract term. Losses on contracts are fully recognized in the period that they become estimable.

     Energy Savings Project Sales and Sales-Type Leases

     Revenue from the sale of energy savings projects and sales-type leases are recognized when the sales are complete. When contracts provide for payments during the term of the contract, revenues may be recognized on a percentage of completion methodology. Interest on the financed portion of the contracts is recognized as earned at rates established at the outset of the financing arrangement and recorded as interest income. All construction, installation, and estimates of ongoing monitoring, verification, and maintenance costs are recognized as contract expenses when the contract revenues are recorded.

     Installation and Fabrication of Energy Savings Equipment

     Revenue from the installation and fabrication of energy savings equipment is recognized when the sale and/or installation are complete or when contracts provide for payments during the term of the contract, revenues may be recognized on a percentage of completion methodology. All installation and fabrication costs are recognized as the projects are completed and/or sold.

Interest Income

Interest income from notes and leases receivable is recorded on the accrual basis over the term of the agreements.

Inventories

The Company has inventory consisting primarily of lighting fixtures and ballasts. Inventories are stated at lower of cost (first-in, first-out) or market.



Property, Plant and Equipment

Property, plant and equipment and projects in progress, which are stated at cost, are comprised of the following (in thousands):

                                                              1999    1998

Project energy management and demand reduction equipment    $78,756 $ 90,099

Office furniture and equipment, and leasehold improvements    2,655    4,547

Other                                                           ---    1,206

                Sub-total                                    81,411   95,852

                Less:  Accumulated depreciation              44,463   50,085

Net property, plant and equipment                            36,948   45,767

Energy savings projects in progress                           2,598    6,716

Net property, plant and equipment
and projects in progress                                    $39,546  $52,483


The components of project equipment cost include contracted work, direct labor and material, direct and indirect overheads and interest capitalized during construction. Fully depreciated property, plant, and equipment totaling $10.8 million was removed from the financial statements in 1999.

For financial statement purposes, depreciation on office furniture and equipment and leasehold improvements is computed on the straight-line method based on estimated useful lives of five and twenty years, respectively, and is included as part of operating expenses on the Consolidated Statements of Operations. Total operating depreciation and amortization expense amounted to $1.0 million in 1999 and $1.3 million in 1998 of which $0.3 million and $0.4 million, respectively, relate to depreciation of these assets.

Project equipment is depreciated on a basis which includes or approximates the straight-line method over the term of the applicable contracts, or based on the estimated useful lives, whichever is shorter. The depreciation terms range from five to fifteen years. Total depreciation expense amounted to $8.5 million and $9.6 million in 1999 and 1998, respectively, and is included in contract expenses on the Consolidated Statements of Operations.

Energy savings projects in progress represents the cost of such projects, as well as, in some cases, advances to contractors that can be satisfied by the contractor delivering to the Company the energy savings agreement collateralized by the equipment and the right to the revenues generated. Ultimately the projects are either capitalized as project energy management and demand reduction equipment or charged to cost of sales depending on the terms of the arrangement with the customer.

Contract Rights

Contract rights represent the cost of the Company's acquisition of a collateralized financial interest in certain customer contracts which provide the Company with energy savings payments. The costs of the contract rights are being amortized on a straight-line basis over the lives of the various contracts which range from 5 years to 15 years. Total amortization expense amounted to $0.5 million in 1999 and 1998 and is included in contract expenses on the Consolidated Statements of Operations.

Intangible Assets

Goodwill related to the original acquisition of Cogenex is being amortized over 40 years. Other goodwill related to acquisitions by Cogenex are being amortized over a period of 15 years. Other intangible assets, primarily organizational costs, are amortized over a 60-month period. Total amortization recorded in operating expenses for 1999 and 1998 was $0.7 million and $0.9 million, respectively.

Income Taxes

The general policy of the Company with respect to accounting for income taxes is to reflect in income the estimated amount of taxes currently payable, as determined from the consolidated tax return on an allocated basis, and to provide for deferred taxes on certain items subject to temporary differences.

The Company files a consolidated federal tax return with EUA, as a result payments or refunds are allocated to the Company in accordance with EUA's Federal Tax Sharing Agreement. However, the Company files its state tax returns on an individual comp any basis.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less, when acquired, to be cash equivalents.

New Accounting Standards

In June 1998, the Financial Accounting Standards Board (FASB) issued SFAS 133 Accounting for Derivative Instruments and Hedging Activities, which is effective for fiscal years beginning after June 15, 1999. In June 1999, FASB issued SFAS 137, Accounting for Derivative Instruments and Hedging Activities
- Deferral of the Effective Date, which amends SFAS 133 to be effective for all fiscal quarters of all fiscal years beginning after June 15, 2000 (that is January 1, 2001 for companies with calendar year fiscal years). SFAS 133 requires the recognition of all derivative instruments as either assets or liabilities in the statement of financial position and the measurement of those instruments at fair value. The Company does not expect SFAS 133 to have a material impact on its financial position or results of operations.

C. Discontinued Operations

In 1995, the Company announced it was discontinuing its cogeneration operations and substantially all of the net cogeneration operating assets were sold under an assignment agreement to Ridgewood/Mass Corp. (Ridgewood). In 1995, a loss on disposal o f cogeneration assets was recorded as part of discontinued operations.

In 1996, Ridgewood filed a demand for arbitration alleging breach of representation and warranties under the agreement. The Company entered a counterclaim seeking payment for services provided under a transition period agreement. In October 1998, t he arbitration panel found for Ridgewood on certain warranty claims and awarded damages of approximately $2.6 million plus interest. The Company was awarded approximately $0.4 million plus interest on its counterclaim. The Company recorded the payment of the $2.2 million claim to discontinued operations and had allowances to cover interest and legal costs of approximately $1.0 million at December 31, 1998. Ridgewood also claimed attorney fees and additional interest. In 1999, the arbitration panel found for Ridgewood on this matter, and Cogenex paid legal fees and interest totaling $1.5 million in 1999, which resulted in an after-tax charge, after offsetting the established allowances , to 1999 earnings of approximately $0.6 million.


In June of 1999, the Company's management made a decision to divest of the EUA Day division and discontinue the operations of the DayMetrix division. The Day division, a building controls assembly and installation division, was not part of the comp any's core business. In order for the Company to focus intently on its core business, the decision was made to sell the Day division. The DayMetrix division, a data acquisition system developer, was not able to fully develop a product, which the Company could market profitably without devoting additional resources and capital. The Company recorded a total loss on the discontinuance of Day and DayMetrix in 1999 of $4.3 million ($3.3 million after-taxes). The loss from operations of these divisions, which are classified separately as discontinued operations in the accompanying Consolidated Statement of Operations, are summarized as follows (in thousands):

                                       January 1 -     January 1 -
                                      June 30, 1999   December 31, 1998
Installation and fabrication
        revenues                      $ 3,284               $ 9,011
Loss from operations before
        income taxes                     (798)               (1,140)
Provision for income tax benefit          249                   338
Loss from operations                   $ (549)               $ (802)

D.      Transfer of Business Unit

On May 1, 1998, the Company transferred its net investment in the RENOVA division to EUA Energy Investment, Inc., a subsidiary of EUA, for cash of $1.7 million. The transfer was at cost and resulted in no gain or loss to the Company.


E.      Income Taxes

At December 31, 1999 and 1998, total deferred tax assets, for which a valuation allowance of approximately $2.6 million in 1999 and $1.6 million in 1998 was provided as realization of these amounts was not assured, were $8.7 million and $10.0 million , respectively. Total deferred tax liabilities were $6.2 million and $5.7 million, respectively. Total deferred tax assets and liabilities are comprised as follows (in thousands):


                         Deferred Tax                    Deferred Tax
                           Assets                        Liabilities
                         1999    1998                    1999    1998

Plant Related                           Plant Related
   Differences          $2,384  $2,394   Differences     $5,820  $5,333
Provision for Step                      Postretirement
   Up Tax Basis - NEMI   3,018   3,334   Benefits           346     346
NOL carry- forward,                     Other                31      34
  (net of $2,642 and
  $1,567 respectively
  valuation allowance)   1,671   1,688
Provision for
  cogeneration losses       31     396
Provision for
  unrecovered costs        173     573
Bad Debts                  331     433
Pension                    999     938
Other                      133     289
        Total           $8,740 $10,045                   $6,197  $5,713


The Company also has approximately $39.9 million of state net operating loss carryforwards which expire between the years 2000 and 2013.

Components of income tax expense (benefit) from continuing operations for the years 1999 and 1998 are as follows:


In Thousands                              1999          1998

        US Federal:

        Current                       $ (2,309)      $ 1,267
        Deferred                         1,502          (390)
                                          (807)          877

        Foreign:

        Current                             (1)           (2)

        State:

        Current                            136            20
        Deferred                           282          (238)
                                           418          (218)
        Provision (benefit) for income taxes
        on continuing operations        $ (390)        $ 657

Total income tax expense (benefit) from continuing operations was different than the amounts computed by applying federal income tax statutory rates to book income subject to tax for the following reasons:

In Thousands                                  1999    1998

        Federal income tax
        computed at statutory rates         $ (930)   $ 778
        Increases (decreases) in tax from:
        State taxes, net of federal
        income tax benefit                     272     (142)
        Prior period taxes                     128        9
        Restricted stock basis difference      100      (79)
        Goodwill                               133       83
        Miscellaneous                          (93)       8
        Provision (benefit) for income
        taxes on continuing operations      $ (390)   $ 657


F.      Notes Receivable

The Company has two types of notes receivable. The first type results from the construction and sale of energy savings projects to its customers. Upon completion of the construction, a sale is recorded and reflected as a note receivable on the Comp any's financial statements.

The second type results from arrangements with contractors and/or other energy services firms to finance the installation of energy savings project equipment at their customer's premises. This type is also reflected as a note receivable on the Company's financial statements.

Interest income is accrued on these contracts based on the stated or implicit interest rate within each contract ranging from 7.3% to 14.0%. The term of the contracts range in maturity from one to ten years.

The components of notes receivable are as follows (in thousands):

                                 1999             1998

Notes from Project Sales        $ 20,519        $ 21,668

Notes from Project Financing      14,199          16,839

        Total                   $ 34,718        $ 38,507

In 1998, the Company sold to a financial institution certain financial assets with a net present value of $7.0 million. Cogenex has recorded these transactions as sales resulting in an after tax gain in 1998 of approximately $0.9 million.

G.      Net Investment in Sales-Type Leases

The Company leases equipment to customers under sales-type leases. As sales-type leases, the lease payments to be received over the term of the lease are recorded as a receivable at the inception of the lease. Finance income attributable to the lease contracts is recognized as income under the interest method over the term of the lease.

The components of the net investment in sales-type leases are as follows (in thousands):

                                                   1999          1998

        Minimum lease payments receivable       $ 23,617        $ 25,542
        Less:   Unearned interest                  5,557           6,735
                Current portion                    2,763           1,892

        Net investment in sales-type leases     $ 15,297        $ 16,915

Future minimum lease payments due under sales-type leases at December 31, 1999 are as follows (in thousands):


2000                  $ 4,231
2001                    4,112
2002                    3,593
2003                    2,956
2004 and thereafter     8,725


The Company maintains an allowance for notes receivable and net investment in sales-type leases of approximately $0.4 million and $1.4 million at December 31, 1999 and 1998, respectively. During 1999, the Company reduced this allowance as the result of the completion of a project in Washington State specifically provided for in this allowance.


EUA Cogenex Corporation
Notes To Consolidated Financial Statements
For The Years Ended December 31, 1999 and 1998



H.      Debt (in thousands)
                                             1999       1998

        Unsecured Notes Payable:

        10.56% series due June 30, 2005    $ 21,000   $ 24,500
        A 10% sinking fund replacement
        is due annually beginning
        June 30, 1996.  This debt is
        unconditionally guaranteed
        by EUA.

        9.60% series due October 31, 2001     6,400      9,600
        A sinking fund replacement
        of $800 per quarter is due
        beginning on October 31, 1995
        and thereafter until the debt
        is paid in full.

        7.0% series due September 15, 2000   50,000     50,000
        Interest only payable through
        September 15, 2000 with a final
        payment of the entire note due
        at that time.


        Total                                77,400     84,100
        Less Current Maturities              77,400      6,700

        Long-Term Debt                          $ 0   $ 77,400


The Company is subject to certain covenants within the agreements relating to certain unsecured notes. The most restrictive of these covenants requires the Company to maintain a ratio of income from continuing operations before taxes plus fixed charges to fixed charges of at least 1.10 to 1 and a common equity to capitalization ratio (as defined in the agreements) of at least 30% for any two successive quarters. The Company was in compliance with the common equity to capitalization ratio but w as not in compliance with the interest coverage covenant at December 31, 1999. Accordingly, the Company has classified the long-term portion of the 10.56% and 9.6% notes as a current liability.

Originally scheduled maturities of long-term debt for the five years following 1999 are as follows (in thousands):

2000    $ 56,700
2001       6,700
2002       3,500
2003       3,500
2004       3,500


In addition, in connection with the Company's 9.6% unsecured notes, EUA is required to maintain the Company's equity to capitalization ratio of at least 30% for any two successive quarters. EUA and the Company were in compliance with this provision at December 31, 1999.

I.      Notes Payable - Lines of Credit

At December 31, 1999 and 1998, Cogenex had approximately $0.2 million and $16.1 million, respectively, of short-term borrowings under these agreements at weighted average interest rates of 5.42% and 5.41%, respectively.

J.      Fair Value of Financial Instruments

The following methods were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate.

Cash and Cash Equivalents: The carrying amount approximates fair value because of the short-term maturity of those instruments.

Net Investment In Sales-Type Leases and Long-Term Notes Receivable: The fair value of the Company's net investment in sales-type leases and long-term notes receivables was based on market rates of similar receivables.

Long-Term Debt (including current maturities): The fair value of the Company's long-term debt was based on quoted market prices for similar securities.

The estimated fair value of the Company's financial instruments at December 31, 1999 and 1998 are as follows (in thousands):



                                            Carrying             Fair
                                             Amount             Value
                                           1999    1998       1999    1998

Cash and Cash Equivalents               $  5,272  $  2,782   $5,272    $2,782

Notes Receivable and Net Investment
in Sales-Type Leases                    $ 52,778  $ 57,314   $52,764  $58,432

Long-Term Debt
(including current maturities)          $ 77,400  $ 84,100   $79,293  $88,788


K.      Preferred Stock

In connection with the acquisition of Citizens, the Company issued 7,500 shares of Citizens' Non-Participating Preferred Stock, par value of $0.01. The Preferred Stock is non-redeemable until January 1, 2002 or upon the seventh anniversary of the execution of the definitive agreement dated January 12, 1995. After such date, the Preferred Stock may be redeemed at the Company's sole discretion at a redemption price of $100 per share plus accrued dividends. Dividends are non-cumulative and are contingent upon Citizens' results of operations. The annual dividend rate is equal to 33% of the adjusted net income of Citizens (as defined in such agreements) divided by 7,500 shares. As of December 31, 1999, no dividends were accrued as a result of the level of adjusted net income of Citizens.


L.      Joint Ventures

The Company has formed a joint venture with Monenco-Agra of Canada to provide energy services in Canada. This alliance is designed to provide the Company with a significant presence in Canada. All costs and profits are shared equally by Monenco-Agra and the Company.

The Company has also formed a joint venture with Allegheny Power Systems (APS) to develop several projects on a military facility in the State of Maryland. All costs and profits are shared equally by APS and the Company.

The following is a summary of revenues, expenses, and net income of the APS joint venture (in thousands):

                           December 31, 1999

        Revenues                  $ 8,429

        Less:
        Contract Expenses           7,407

        Other Operating Expenses       59

        Net Income                  $ 963


M.      Commitments and Contingencies

Pension

The Company participates with other EUA System companies in a non-contributory defined benefit pension plan (Retirement Plan) covering substantially all of their employees. Retirement Plan benefits are based on years of service and average compensation over the four years prior to retirement. It is the EUA system's policy to fund the retirement plan on a current basis in amounts determined to meet the funding standards established by the Employee Retirement Income Security Act of 1974.

In a prior year, EUA and Cogenex management agreed to freeze all future pension benefits. As a result, Cogenex and RENOVA participants in the plan will not earn additional pension benefits based on service after March 31, 1997.


Total pension expense for the Retirement Plan in 1999 and in 1998 included the following components (in thousands):
                                              1999    1998

        Service cost                         $173    $159
        Interest cost                         476     456
        Expected return on assets            (375)   (357)
        Net amortization:
        Prior Service Costs                   (11)    (15)
        Net Actuarial gain                    (24)    (17)
        Transition obligation                   1       1

        Total periodic pension expense      $ 240   $ 227

Assumptions used to determine pension costs:

Discount rate                                6.75%   7.25%
Compensation increase rate                   4.25%   4.25%
Long-term return on assets                   9.50%   9.50%

The reconciliation of projected benefit obligation, fair value of assets and funded status of the plan cannot be presented separately for the Company as it participates in the Retirement Plan with other subsidiaries of EUA.

The discount rate used to determine pension costs was changed effective January 1, 2000, to 7.75% and was used to calculate the Retirement Plan's funded status at December 31, 1999.

The EUA system also maintains non-qualified supplemental retirement plans for certain officers. EUA maintains life insurance on certain participants of the supplemental plans to fund in whole, or in part, its future liabilities under the supplemental plans. For the years ended December 31, 1999 and 1998 the Company's allocated share of expenses related to the supplemental plans were approximately $134,000 and $125,000, respectively.

The Company also provides a defined contribution 401(k) savings plan for substantially all employees. The Company's matching percentage of employees' voluntary contribution to the plan amounted to $219,000 and $181,000 for 1999 and 1998, respectively.

Operating Leases

The Company conducts its operations in leased facilities under certain non-cancelable operating lease arrangements which expire through 2004. In addition, the Company maintains a master-operating lease for certain office equipment and automobiles. Future minimum payments under these leases are as follows (in thousands):

        2000    $492
        2001     453
        2002     338
        2003      56
        2004       5
              $1,344

Total rent expense under the operating leases was $0.7 million in 1999 and $0.8 million in 1998.

Letters of Credit and Performance Bonds

The Company is required under certain contracts with various government entities and utility companies to maintain either a letter of credit or a performance bond to collateralize performance under the contract. The customer will only draw these contingent obligations if the Company fails to perform under the construction contract. Upon performance, the customer would be obligated to pay the Company the full amount under the respective energy savings agreement. The total amount of outstanding performance bonds as of December 31, 1999 and 1998 were approximately $13.4 million and $10.8 million, respectively. Outstanding letters of credit as of December 31, 1999 and 1998 were approximately $0 and $3.4 million. In 1999 the Company's management decided to replace the outstanding letters of credit primarily with performance bonds to satisfy the contract requirements. In addition, escrow accounts in the amount of $0.8 million have been set up in 2000 to satisfy remaining contract requirements.

As of December 31, 1999, management is not aware of any potential drawings under the letters of credit or claims made to the surety under the performance bonds.

Litigation

In September 1995, EUA FRCII Energy Associates, Micro Utility Partners of America, L.P., and EUA WestCoast, L.P., each of which is a partnership of which the Company is the managing partner (the Partnerships) and the Company entered into an assignment agreement with Ridgewood/Mass. Corp. (f/k/a Ridgewood Cogen Corporation) (Ridgewood) whereby Ridgewood acquired the benefits and obligations to certain cogeneration projects from the Company and the Partnerships.

On December 2, 1996, Ridgewood filed a demand for arbitration in Boston, Massachusetts with regard to such claim and with regard to an alleged breach of representations and warranties by the Company and the Partnerships under the assignment agreement . The Partnerships and the Company entered counterclaims seeking payment resulting from Ridgewood's failure and refusal to pay for services provided on their behalf under a certain Transition Period Agreement between and among the parties. In October 1998, the arbitration panel found for Ridgewood on certain of the warranty claims and awarded damages of approximately $2.6 million plus interest and legal fees. The Company was awarded approximately $0.4 million plus interest and legal fees on it s counterclaim. Ridgewood also claimed recovery of attorney fees and additional interest. In 1999, the arbitration panel found for Ridgewood on this matter, and the Company paid legal fees and interest totaling $1.5 million in 1999, which resulted i n an after-tax charge to 1999 discontinued operations, after offsetting the established allowances, of approximately $0.6 million.

On February 15, 2000, the United States Attorney for the District of Massachusetts informed the Company that his office is investigating possible criminal conduct, including mail fraud, by the Company and/or its employees. The conduct in question involves alleged intentional overbilling by the Company of certain cogeneration customers during 1994 and 1995, when the Company owned cogeneration projects, and filing false information with FERC in order to maintain the facilities' status as qualifying facilities under the Public Utility Regulatory Policies Act of 1978. The Company is fully cooperating with the United States Attorney's investigation. The Company cannot predict the ultimate outcome of this investigation.


ANNUAL REPORT OF EUA COGENEX CORPORATION AND SUBSIDIARY COMPANIES
SCHEDULE XV - STATEMENT OF INCOME

CURRENT YEAR - 1999

ACCOUNT                  DESCRIPTION                              EUA                      EUA         EUA
                                                                Cogenex                  Cogenex       Day
                                                            Consolidated  Elimination    Corporation  (Division)
          INCOME

      415     Sales Revenue                                    7,519,178                            7,474,022
      417     Project Revenues                                27,659,073                 6,856,645
      417     Consulting Revenues                                254,441
      418     Equity in Earnings                                 457,052   3,033,271     3,490,323
      419     Interest Income                                  5,540,278     543,908     5,174,263   156,487
      417     Energy Savings Project Sales                     4,221,255                 3,175,832
      417     Turnkey Project Sales                            9,744,619                 5,334,960
   421/450    Miscellaneous Income                               389,626                   323,671       264
                        Total Income                          55,785,522   3,577,179    24,355,694  7,630,773


          EXPENSE

      904     Uncollectible accounts                             734,402                   490,000    20,078
      910     Miscellaneous Cust Serv & Info expense                     0
      912     Demonstrating and selling expense                   38,704                    48,289   (10,085)
      913     Advertising expense-merchandising                   21,328                              15,720
      920     Salaries and wages                               7,313,810                 4,311,080  1,633,533
      921     Office supplies and expenses                     1,879,926                   918,972   520,163
      922     Administrative expense transferred-(credit)     (1,759,601)               (1,351,451)
      923     Outside services employed                        1,734,697                 1,099,290   141,502
      924     Property insurance                                  84,145                     7,758    62,638
      925     Injuries and damages                               285,179                   220,216
      926     Employee pensions and benefits                     382,563                   420,792   152,388
      927     Franchise Requirements                                   0
      928     Regulatory commission expense                            0
    930.1     General advertising expenses                           139                                 139
    930.2     Miscellaneous general expenses                     (16,266)                 (210,085)    8,810
      931     Rents                                              764,044                   479,282    39,199
      935     Maintenance of structures and equipment            105,454                    91,538
   403/405    Depreciation and amortization expenses           1,338,738                   430,391   244,539
    408.1     Taxes other than income taxes                      709,150                   320,464   218,153
    409.1     Income taxes                                    (3,565,716)               (4,457,786)
    410.1     Provision for deferred income taxes-(credit)     1,418,035                 1,037,780
    410.2     Provision for deferred income taxes                365,667                   365,667
    416.0     Cost of Goods Sold                               5,138,139                            4,957,813
    417.1     Expenses non-utility operations                 32,774,535                12,740,101
    421.1     Gain-disposition of property                      (253,632)                 (125,449)
    421.2     Loss-disposition of property                     4,758,154                 4,677,992
    426.1     Donations                                            9,214                     4,014
    426.3     Penalties                                           48,893                    45,661
    426.5     Other Deductions                                   235,021                   153,143
      427     Interest on long-term debt                       6,657,604                 6,657,604
      428     Amortization of debt disc. and expenses            183,256                   183,256
      430     Interest on debt to associated companies           287,811     543,908                  93,090
      431     Interest expense on short-term debt and other      675,653                   669,935
      432     Capitalized Interest (credit)                     (210,544)                 (107,317)  (20,712)

                        Total Expense                         62,138,501     543,908    29,121,137  8,076,968


          NET (LOSS) INCOME                                   (6,352,979)  3,033,271    (4,765,443) (446,195)

ANNUAL REPORT OF EUA COGENEX CORPORATION AND SUBSIDIARY COMPANIES
SCHEDULE XV - STATEMENT OF INCOME (Continued)
CURRENT YEAR - 1999

ACCOUNT                  DESCRIPTION
                                                               EUA        EUA        EUA         EUA         EUA
                                                           Day Metrix    NEMI      Cogenex    Citizens   Cogenex West
          INCOME                                           (Division)     Inc       Canada   Corporation Corporation

      415     Sales Revenue                                   45,156
      417     Project Revenues                                         3,680,794             12,460,200      300,008
      417     Consulting Revenues                                                               254,441
      418     Equity in Earnings
      419     Interest Income                                                        37,254                  291,861
      417     Energy Savings Project Sales                                          585,045                  150,000
      417     Turnkey Project Sales                                                               7,407    4,402,252
   421/450    Miscellaneous Income                                                   61,585                    2,420
                        Total Income                          45,156   3,680,794    683,884  12,722,048    5,146,541


          EXPENSE

      904     Uncollectible accounts                                      65,239                 69,085       90,000
      910     Miscellaneous Cust Serv & Info expense
      912     Demonstrating and selling expense                                                     500
      913     Advertising expense-merchandising                5,411                                             197
      920     Salaries and wages                             246,671       2,220     83,812     615,890      420,604
      921     Office supplies and expenses                   115,425       4,059     23,516     100,317      193,948
      922     Administrative expense transferred-(credit)                                      (158,520)    (249,630)
      923     Outside services employed                       93,771      20,973     60,484      47,089       51,384
      924     Property insurance                               8,367         300                     83        4,999
      925     Injuries and damages                                                               32,989       31,974
      926     Employee pensions and benefits                  32,927                  6,783    (190,385)     (39,942)
      927     Franchise Requirements
      928     Regulatory commission expense
    930.1     General advertising expenses
    930.2     Miscellaneous general expenses                 166,502         255      1,089      12,520        2,117
      931     Rents                                                        1,273      5,521      62,532      176,237
      935     Maintenance of structures and equipment                                             3,875       10,041
   403/405    Depreciation and amortization expenses         115,004       8,353      8,850      23,677      465,655
    408.1     Taxes other than income taxes                   27,371                  2,971      91,966       48,225
    409.1     Income taxes                                               643,065     (7,468)    136,774      119,699
    410.1     Provision for deferred income taxes-(credit)               325,562     (6,182)     92,118      (31,243)
    410.2     Provision for deferred income taxes
    416.0     Cost of Goods Sold                             180,326
    417.1     Expenses non-utility operations                            652,826    446,692  11,243,121    3,938,354
    421.1     Gain-disposition of property                                                                    (2,617)
    421.2     Loss-disposition of property                                                                    47,930
    426.1     Donations                                                                             200        5,000
    426.3     Penalties                                                                              44        3,038
    426.5     Other Deductions                                                       70,137                    9,441
      427     Interest on long-term debt
      428     Amortization of debt disc. and expenses
      430     Interest on debt to associated companies       194,721                            185,040      358,868
      431     Interest expense on short-term debt and other                         2,855          17        2,845
      432     Capitalized Interest (credit)                                                     (45,902)     (36,613)

                        Total Expense                      1,186,496   1,724,125    699,060  12,323,030    5,620,511


          NET (LOSS) INCOME                               (1,141,340)  1,956,669    (15,176)    399,018     (473,970)

ANNUAL REPORT OF EUA COGENEX CORPORATION AND SUBSIDIARY COMPANIES
SCHEDULE XV - STATEMENT OF INCOME (Continued)
CURRENT YEAR - 1999

ACCOUNT                  DESCRIPTION
                                                            EUA         EUA          EUA         EUA              EUA
                                                           EC&S I      EC&S II     FRC II        WestCoast       MUPA
          INCOME                                       (Partnership) (Partnership) (Partner.) (Partnership) (Partnership)

      415     Sales Revenue
      417     Project Revenues                            1,602,157   2,528,303                  230,966
      417     Consulting Revenues
      418     Equity in Earnings
      419     Interest Income                               141,401     171,785                  111,135
      417     Energy Savings Project Sales                  310,378
      417     Turnkey Project Sales
   421/450    Miscellaneous Income                              569       1,117
                        Total Income                      2,054,505   2,701,205           0      342,101            0


          EXPENSE

      904     Uncollectible accounts
      910     Miscellaneous Cust Serv & Info expense
      912     Demonstrating and selling expense
      913     Advertising expense-merchandising
      920     Salaries and wages
      921     Office supplies and expenses                    3,418         108                                    (1)
      922     Administrative expense transferred-(credit)
      923     Outside services employed                     104,110      96,094                   20,000
      924     Property insurance
      925     Injuries and damages
      926     Employee pensions and benefits
      927     Franchise Requirements
      928     Regulatory commission expense
    930.1     General advertising expenses
    930.2     Miscellaneous general expenses                    210         398          37        1,881
      931     Rents
      935     Maintenance of structures and equipment
   403/405    Depreciation and amortization expense           5,098      16,483                   20,688
    408.1     Taxes other than income taxes
    409.1     Income taxes
    410.1     Provision for deferred income taxes-(credit)
    410.2     Provision for deferred income taxes
    416.0     Cost of Goods Sold
    417.1     Expenses non-utility operations             1,255,165   2,384,567                  113,709
    421.1     Gain-disposition of property                 (125,566)
    421.2     Loss-disposition of property                       22      32,210
    426.1     Donations
    426.3     Penalties                                                                              150
    426.5     Other Deductions                                1,150       1,150
      427     Interest on long-term debt
      428     Amortization of debt disc. and expense
      430     Interest on debt to associated companies
      431     Interest expense on short-term debt and other
      432     Capitalized Interest (credit)

                        Total Expense                      1,243,607   2,531,010          37      156,429          (1)


          NET (LOSS) INCOME                                  810,898     170,195         (37)     185,672           1

ANNUAL REPORT OF EUA COGENEX CORPORATION AND SUBSIDIARY COMPANIES
SCHEDULE XV - STATEMENT OF INCOME

PRIOR YEAR - 1998

ACCOUNT   DESCRIPTION                               EUA                    EUA        EUA        EUA
                                                  Cogenex                Cogenex     Renova      Day
                                                   Consol      Elimin     Corp.    (Division) (Division)
          INCOME
     415  Sales Revenue                         10,342,446                         1,331,498  9,000,149
     417  Project Revenues                      19,946,635              8,737,958
     417  Consulting Revenues                    3,816,603
     418  Equity in Earnings                        (9,854)  5,835,952  5,826,098
     419  Interest Income                        5,963,736     906,785  5,695,712        (41)
     417  Energy Savings Project Sales           7,354,366              5,818,436
     417  Turnkey Project Sales                 13,315,847              9,034,087
  421/450 Miscellaneous Income                   1,723,530              1,219,622       (204)      410
                    Total Income                62,453,308   6,742,737  36,331,913 1,331,254  9,000,559


          EXPENSE

     904  Uncollectible accounts                   286,883                178,245     80,000    30,000
     910  Miscellaneous Cust Serv & Info expense
     912  Demonstrating and selling expense         71,552                 45,907     14,510     6,576
     913  Advertising expense-merchandising        130,702                           112,856    11,302
     920  Salaries and wages                     6,603,699              3,468,001    250,976  1,293,964
     921  Office supplies and expenses           2,074,536                920,582    132,750   457,596
     922  Adm. expense transferred (credit)       (829,002)              (544,477)
     923  Outside services employed              1,752,225              1,044,687     97,467   101,479
     924  Property insurance                       148,809                 51,112      7,284    47,838
     925  Injuries and damages                     164,247                122,134     20,578
     926  Employee pensions and benefits           130,422                219,557     17,185   121,362
     927  Franchise Requirements                         0
     928  Regulatory commission expense                  0
   930.1  General advertising expenses                 495                                         495
   930.2  Miscellaneous general expenses          (180,935)              (186,128)    28,840    12,200
     931  Rents                                    822,718                533,877     25,126    31,568
     935  Maintenance of structures and equipment   98,221                 89,659     (1,924)
  403/405 Depreciation and amortization expense  1,617,665                580,040     44,121    94,942
   408.1  Taxes other than income taxes            799,302                329,712     56,251   218,044
   409.1  Income taxes                            (164,725)              (749,535)      (387)
   410.1  Prov. for def. income taxes (credit)    (891,761)             (1,243,998
   410.2  Provision for deferred income taxes      265,139                265,139
   416.0  Cost of Goods Sold                     7,234,421                         1,066,340  5,939,018
   417.1  Expenses non-utility operations       31,010,537              18,531,937
   421.1  Gain-disposition of property             (16,288)               (10,288)    (5,500)
   421.2  Loss-disposition of property           2,954,628              2,954,628
   426.1  Donations                                 11,217                  8,117
   426.3  Penalties                                 53,314                  5,162        118     1,287
   426.5  Other Deductions                         337,169                171,752    (16,884)   36,509
     427  Interest on long-term debt             7,334,404              7,334,404
     428  Amortization of debt disc. and exp.      138,746                138,746
     430  Interest on debt to associated cos.      906,785                            37,966    98,355
     431  Int. exp. on short-term debt and other 1,120,594     906,785  1,929,065         12    13,107
     432  Capitalized Interest (credit)           (233,720)              (158,800)

                    Total Expense               63,751,999     906,785  36,029,237 1,967,685  8,515,642


NET (LOSS) INCOME                               (1,298,691)  5,835,952    302,677   (636,431)  484,917

ANNUAL REPORT OF EUA COGENEX CORPORATION AND SUBSIDIARY COMPANIES
SCHEDULE XV - STATEMENT OF INCOME (CONTINUED)

PRIOR YEAR - 1998

ACCOUNT   DESCRIPTION                                       EUA       EUA       EUA         EUA        EUA
                                                         DayMetrix    NEMI     Cogenex    Citizens   Cogenex West
                                                          (Div.)      Inc      Canada   Corporation Corporation
          INCOME
     415  Sales Revenue                                    10,799
     417  Project Revenues                                         3,663,773             1,023,742    225,379
     417  Consulting Revenues                                                            3,816,603
     418  Equity in Earnings
     419  Interest Income                                                      192,549                436,473
     417  Energy Savings Project Sales                                                              1,095,547
     417  Turnkey Project Sales                                                126,352     611,945  2,222,483
  421/450 Miscellaneous Income                                            15                             (312)
                    Total Income                           10,799  3,663,788   318,901   5,452,290  3,979,570


          EXPENSE

     904  Uncollectible accounts                                                                       90,000
     910  Miscellaneous Cust Serv & Info expense
     912  Demonstrating and selling expense                                                    496      4,063
     913  Advertising expense-merchandising                 6,353                                         191
     920  Salaries and wages                              391,546        867     21,133     489,281    687,931
     921  Office supplies and expenses                    264,657    (10,090)     6,218      76,929    224,843
     922  Adm. expense transferred (credit)                                               (111,416)  (173,109)
     923  Outside services employed                       224,724     20,283      8,140      21,967     22,218
     924  Property insurance                               11,264        300                  5,444     25,567
     925  Injuries and damages                                             0      1,801      14,249      5,485
     926  Employee pensions and benefits                   31,111        222        407    (156,689)  (102,733)
     927  Franchise Requirements
     928  Regulatory commission expense
   930.1  General advertising expenses
   930.2  Miscellaneous general expenses                   20,704        170      1,664      13,655      6,651
     931  Rents                                               367      4,380        744      52,921    173,735
     935  Maintenance of structures and equipmen                           0                  3,348      7,138
  403/405 Depreciation and amortization expense           230,008     99,996     15,194      23,677    487,290
   408.1  Taxes other than income taxes                     8,593         68      1,543      91,523     95,168
   409.1  Income taxes                                               700,389     (2,452)     38,381   (151,121)
   410.1  Prov. for def. income taxes (credit)                       295,719                 83,164    (26,646)
   410.2  Provision for deferred income taxes
   416.0  Cost of Goods Sold                              229,063
   417.1  Expenses non-utility operations                            661,172     68,047   4,358,650  2,686,856
   421.1  Gain-disposition of property                                                                    (500)
   421.2  Loss-disposition of property
   426.1  Donations                                                                                      3,100
   426.3  Penalties                                           720                45,148         128        251
   426.5  Other Deductions                                                      143,443           0
     427  Interest on long-term debt
     428  Amortization of debt disc. and exp.
     430  Interest on debt to associated cos.              40,405                           274,638    450,333
     431  Int. exp. on short-term debt and other            1,138                83,348          10        700
     432  Capitalized Interest (credit)                                                     (50,120)   (24,800)

                    Total Expense                        1,460,653  1,773,476   394,378   5,230,236  4,492,611


NET (LOSS) INCOME                                       (1,449,854) 1,890,312   (75,477)    222,054   (513,041)


ANNUAL REPORT OF EUA COGENEX CORPORATION AND SUBSIDIARY COMPANIES
SCHEDULE XV - STATEMENT OF INCOME (CONTINUED)

PRIOR YEAR - 1998

ACCOUNT   DESCRIPTION                                         EUA      EUA        EUA       EUA       EUA
                                                            EC&S I    EC&S II   FRC II    WestCoast   MUPA
                                                           (Part.)    (Part.)  (Part.)    (Part.)   (Part.)
          INCOME
     415  Sales Revenue
     417  Project Revenues                                 1,833,842 3,653,301  392,042   416,598
     417  Consulting Revenues
     418  Equity in Earnings
     419  Interest Income                                   117,914   286,652    75,670    65,591
     417  Energy Savings Project Sales                      407,773    32,610
     417  Turnkey Project Sales                                      1,320,980
  421/450 Miscellaneous Income                               48,320   454,321               1,358
                    Total Income                           2,407,848 5,747,864  467,712   483,547         0


          EXPENSE

     904  Uncollectible accounts                             26,722  (118,084)
     910  Miscellaneous Cust Serv & Info expense
     912  Demonstrating and selling expense
     913  Advertising expense-merchandising
     920  Salaries and wages
     921  Office supplies and expenses                                    938                           113
     922  Adm. expense transferred (credit)
     923  Outside services employed                         101,493   103,979               5,788
     924  Property insurance
     925  Injuries and damages
     926  Employee pensions and benefits
     927  Franchise Requirements
     928  Regulatory commission expense
   930.1  General advertising expenses
   930.2  Miscellaneous general expenses                    (78,700)        9
     931  Rents
     935  Maintenance of structures and equipmen
  403/405 Depreciation and amortization expense               5,098    16,483              20,816
   408.1  Taxes other than income taxes                                          (1,600)
   409.1  Income taxes
   410.1  Prov. for def. income taxes (credit)
   410.2  Provision for deferred income taxes
   416.0  Cost of Goods Sold
   417.1  Expenses non-utility operations                  1,076,415 3,439,235            188,225
   421.1  Gain-disposition of property
   421.2  Loss-disposition of property
   426.1  Donations
   426.3  Penalties                                             150       150       100                 100
   426.5  Other Deductions                                    1,150     1,199                   0
     427  Interest on long-term debt
     428  Amortization of debt disc. and exp.
     430  Interest on debt to associated cos.                 5,088
     431  Int. exp. on short-term debt and other                                               (1)
     432  Capitalized Interest (credit)

                    Total Expense                          1,137,416 3,443,909   (1,500)  214,828       213


NET (LOSS) INCOME                                          1,270,432 2,303,955  469,212   268,719      (213)

ANNUAL REPORT OF EUA COGENEX AND SUBSIDIARY COMPANIES
For the Year Ending December 31, 1999

ANALYSIS OF BILLINGS
SALES & PROJECT REVENUES
ACCOUNTS 415/417


DESCRIPTION
                                       TOTAL COST     EXCESS          TOTAL
                                                        OR            AMOUNT
                                                    DEFICIENCY



1. Utility Load Reduction Programs                                   9,586,144
2. Energy Management Programs                                       18,072,929
3. Turnkey Project Sales                                             9,744,619
4. Energy Savings Project Sales                                      4,221,255
5. Installation & Fabrication of Energy                              7,519,178
              Services Equipment
6. Consulting Fees                                                     254,441

              TOTAL                                                 49,398,566



INSTRUCTION:  Provide a brief description of the sales and services rendered by each category in accordance with sales and service contracts and list amounts applicable per category:

(A) The following is a Summary of Consolidated Billings by Geographical Area:

              New England and New York               $33,766,706
              Outside New England and New York        15,631,860
                                                     $49,398,566

ANNUAL REPORT OF EUA COGENEX AND SUBSIDIARY COMPANIES
For the Year Ending December 31, 1999

ANALYSIS OF MISCELLANEOUS INCOME
              INTEREST INCOME AND OTHER INCOME
ACCOUNTS 419/421/450

DESCRIPTION OF AMOUNTS
ACCOUNT 419 - INTEREST INCOME AND OTHER INCOME

Interest Income
    Energy Savings Project Sales - Note Receivable
    EUA Cogenex                                                4,372,583
    EUA Canada                                                    37,254
    EUA Cogenex West                                             291,857
    EC&S I                                                       141,401
    EC&S II                                                      171,785
    EUA WestCoast, LP                                            111,135
    TOTAL                                                      5,126,015

    Energy Related Financing Transactions
    EUA Cogenex Intercompany Interest RENOVA                      55,892
    EUA Cogenex Intercompany Interest Victor                      93,090
    EUA Cogenex Intercompany Interest DayMetrix                   38,234
    EUA Day Intercompany Interest DayMetrix                      156,487
    TOTAL                                                        343,703

    Other Interest Income
    EUA Cogenex                                                    7,009
    EUA Cogenex West                                                   4
    EUA EUASC Interest & Dividend Income                             270
    TOTAL                                                          7,283

    TOTAL INTEREST INCOME                                      5,477,001


    Finance Fees
    EUA Cogenex - Financing Fee Income                            63,277

    TOTAL FINANCE FEES                                            63,277

    GRAND TOTAL INTEREST INCOME AND OTHER INCOME               5,540,278


ANNUAL REPORT OF EUA COGENEX AND SUBSIDIARY COMPANIES
For the Year Ending December 31, 1999

ANALYSIS OF MISCELLANEOUS INCOME
INTEREST INCOME AND OTHER INCOME (Continued)
ACCOUNTS 419/421/450

DESCRIPTION OF ITEMS AMOUNTS
421-0/450           MISCELLANEOUS NON-OPERATING INCOME:

                    EUA Cogenex:
                    EC&S I - Management and Accounting              90,000
                    EC&S II - Management and Accounting             90,000
                    DayMetrix- Management & Accounting              36,000
                    NEMI - Management & Accounting                  18,000
                    Late Payment Interest Revenue                   22,010
                    EUASC Non-OP Income                              3,432
                    A/R Settlements/Adjustment                      57,568
                    Miscellaneous                                    6,661
                                                                   323,671
                    EUA Day:
                    Sales Tax Adjustment                               264
                                                                       264
                    EUA Cogenex West:
                    Sales Tax Adjustment                               117
                    Miscellaneous                                    2,303
                                                                     2,420
                    EUA Canada:
                    Late Payment Interest Revenue                      249
                    Monenco - Receivable                            61,336
                                                                    61,585
                    EC&S I
                    Late Payment Interest Revenue                      569
                                                                       569
                    EC&S II
                    Late Payment Interest Revenue                    1,117
                                                                     1,117

                    TOTAL FOR MISCELLANEOUS INCOME                 389,626

ANNUAL REPORT OF EUA COGENEX AND SUBSIDIARY COMPANIES
For the Year Ending December 31, 1999

ANALYSIS OF MISCELLANEOUS INCOME
INTEREST INCOME AND OTHER INCOME (Continued)
ACCOUNTS 419/421

DESCRIPTION OF ITEMS           AMOUNTS
421.1 GAIN - DISP OF PROPERTY:

           EUA Cogenex
           Alpha P#435                            37,461
           KAO P#1001                              9,121
           Keystone P#394                          8,503
           First Church P#4                       15,000
           Office Equipment                       55,364
                                                 125,449

           EUA Cogenex West
           Office Equipment                        2,617
                                                   2,617

           EC&S I
           Nestles                               125,566
                                                 125,566


           TOTAL                                 253,632

ANNUAL REPORT OF EUA COGENEX AND SUBSIDIARY COMPANIES
For the Year Ending December 31, 1999

SCHEDULE XVII
SCHEDULE OF EXPENSE DISTRIBUTION
BY
DEPARTMENT OR SERVICE FUNCTION

INSTRUCTIONS: Indicate each department or service function.  (See Instruction
              01-3 General Structure of Accounting System: Uniform System of Accounts.)


DESCRIPTION OF ITEMS                               TOTAL            DEPARTMENT
                                                   AMOUNT  OVERHEAD    OR
                                                                     SERVICE
    920  SALARIES AND WAGES
    921  OFFICE SUPPLIES AND EXPENSES
    922  ADMINISTRATIVE EXPENSE TRANSFERRED
         - CREDIT
    923  OUTSIDE SERVICES EMPLOYED
    924  PROPERTY INSURANCE
    925  INJURIES AND DAMAGES
    926  EMPLOYEE PENSIONS AND BENEFITS
    928  REGULATORY COMMISSION EXPENSE
  930.1  GENERAL ADVERTISING EXPENSE
  930.2  MISC. GENERAL EXPENSE
    931  RENTS                                                NOT
    932  MAINTENANCE OF STRUCTURES AND EQUIPMENT          APPLICABLE
    403  DEPRECIATION AND AMORTIZATION EXPENSE
    408  TAXES OTHER THAN INCOME TAXES
    409  INCOME TAXES
    410  PROVISION FOR DEFERRED INCOME TAXES
    411  PROVISION FOR DEFERRED INCOME TAXES
         - CREDIT
  419.1  AFUDC - EQUITY
  426.1  DONATIONS
  426.5  OTHER DEDUCTIONS
    427  INTEREST ON LONG-TERM DEBT
    430  INTEREST ON DEBT TO ASSOCIATE COMPANIES
    431  OTHER INTEREST EXPENSE
    432  AFUDC - BORROWED FUNDS

                      TOTAL EXPENSES

ANNUAL REPORT OF EUA COGENEX AND SUBSIDIARY COMPANIES
For the Year Ending December 31, 1999

DEPARTMENTAL ANALYSIS OF SALARIES
ACCOUNT 920


INSTRUCTION: Indicate each department or service function.  (See Instruction
             01-3 General Structure of Accounting System: Uniform System of Accounts.)



NAME OF DEPARTMENT    DEPARTMENTAL SALARY EXPENSE
                      INCLUDED IN AMOUNTS BILLED TO                  NUMBER
                                                                     PERSONNEL


                    TOTAL   PARENT   OTHER      NON                  END OF
                    AMOUNT  COMPANY  ASSOCIATES ASSOCIATES           YEAR


NOT APPLICABLE

TOTAL


ANNUAL REPORT OF EUA COGENEX AND SUBSIDIARY COMPANIES
For the Year Ending December 31, 1999

OUTSIDE SERVICES EMPLOYED
ACCOUNT 923

INSTRUCTIONS:   Provide a breakdown by sub-account of outside services
                employed.  If the aggregate amounts paid to any one payee and included within one sub-account is less than $25,000, only the aggregate number and amount of all such payments included
                within the sub-account need be shown.  Provide a subtotal for each type of service.


FROM WHOM PURCHASED                 ADDRESS                          RELATIONSHIP     AMOUNT
                                                                     A = ASSOCIATE
                                                                     NA = NON
                                                                     ASSOC.

EUA COGENEX CORPORATION

OUTSIDE SERVICES-MANAGEMENT
David Kurlan                    Turnpike Rd., Ste 227, Westboro, MA  NA                 69,250
Various (3)                                                          NA                (10,700)

OUTSIDE SERVICES-LEGAL:
Martha Smith                    Shasta Dr, Londonderry, NH           NA                 57,425
McDermott, Will and Emery       State Street, Boston, MA             NA                712,291
EUA Service Company             W. Bridgewater, MA                   A                  48,782
Various (9)                                                          NA                 54,395

OUTSIDE SERVICES-ACCOUNTING:
PriceWaterhouse Coopers         Box 3026, Boston, MA                 NA                107,835
EUA Service Company             W. Bridgewater, MA                   A                   8,531
Various (1)                                                          NA                  9,750

OUTSIDE SERVICES-E.D.P.:
Various (2)                                                          NA                  1,252

OUTSIDE SERVICES-OTHER:
EUA Service Company             W. Bridgewater, MA                   A                  41,939
Various (26)                                                         NA                 (1,461)

TOTAL EUA COGENEX                                                                     1,099,290

EUA DAY

OUTSIDE SERVICES-LEGAL:
Various (4)                                                          NA                  6,854

OUTSIDE SERVICES-BLDG & MAINT:
Various (13)                                                         NA                 18,340

OUTSIDE SERVICES-OTHER:
EUA Cogenex                     Lowell, MA                           A                 106,253
Various (3)                                                          NA                 10,055

TOTAL EUA DAY                                                                          141,502




ANNUAL REPORT OF EUA COGENEX AND SUBSIDIARY COMPANIES
For the Year Ending December 31, 1999

OUTSIDE SERVICES EMPLOYED - (Continued)
ACCOUNT 923




FROM WHOM PURCHASED


                         ADDRESS                  RELATIONSHIP      AMOUNT
                                                  A = ASSOCIATE
                                                  NA = NON
                                                  ASSOC.



EUA CITIZENS

OUTSIDE SERVICES-LEGAL
Various (1)                                            NA              2,151

OUTSIDE SERVICES-OTHER:
Various (6)                                            NA             44,938

TOTAL EUA CITIZENS                                                    47,089

EUA COGENEX WEST

OUTSIDE SERVICES-LEGAL:
Various (3)                                            NA              1,805

OUTSIDE SERVICES-OTHER:
Adecco                   Box 360161M, Pittsburgh, PA                  28,982
Various (10)                                           NA             20,597

TOTAL EUA COGENEX WEST                                                51,384

EUA NEMI

OUTSIDE SERVICES-LEGAL
Various (2)                                            NA              2,973

OUTSIDE SERVICES-OTHER:
Various (1)                                            NA             18,000

TOTAL EUA NEMI                                                        20,973

ANNUAL REPORT OF EUA COGENEX AND SUBSIDIARY COMPANIES
For the Year Ending December 31, 1999

OUTSIDE SERVICES EMPLOYED - (Continued)
ACCOUNT 923





FROM WHOM PURCHASED



                                 ADDRESS                 RELATIONSHIP
                                                         A = ASSOCIATE
                                                         NA = NON      AMOUNT
                                                         ASSOC.


DAYMETRIX

OUTSIDE SERVICES-MANAGEMENT
Various                                                  NA              28,000

OUTSIDE SERVICES-LEGAL
Various (2)                                              NA               4,099

OUTSIDE SERVICES-BLDG & MAINT
Various (13)                                             NA               9,216

OUTSIDE SERVICES-OTHER:
EUA Cogenex                      Lowell, MA               A              36,000
Various (3)                                              NA              16,456

TOTAL DAYMETRIX                                                          93,771

EUA CANADA

OUTSIDE SERVICES-LEGAL
Various (3)                                              NA              10,137

OUTSIDE SERVICES-OTHER:
Caparim International    37 Linden Terr., Ottawa, Canada NA              34,271
Various (2)                                              NA              16,076

TOTAL EUA CANADA                                                         60,484

EUA WESTCOAST, LP

OUTSIDE SERVICES-OTHER:
Various (1)                                              NA              20,000

TOTAL EUA WESTCOAST, LP                                                  20,000

ANNUAL REPORT OF EUA COGENEX AND SUBSIDIARY COMPANIES
For the Year Ending December 31, 1999

OUTSIDE SERVICES EMPLOYED - (Continued)
ACCOUNT 923





FROM WHOM PURCHASED

                         ADDRESS        RELATIONSHIP
                                        A = ASSOCIATE  AMOUNT
                                        NA = NON
                                        ASSOC.




EC&S I

OUTSIDE SERVICES-LEGAL
Various (1)                             NA                  110

OUTSIDE SERVICES-OTHER:
EUA Cogenex              Lowell, MA     A                90,000
Various (1)                             NA               14,000

TOTAL EC&S I                                            104,110

EC&S II

OUTSIDE SERVICES-LEGAL
Various (1)                             NA                   94

OUTSIDE SERVICES-OTHER:
EUA Cogenex              Lowell, MA     A                90,000
Various (3)                             NA                6,000

TOTAL EC&S II                                            96,094

TOTAL OUTSIDE SERVICES
EMPLOYEED                                             1,734,697

ANNUAL REPORT OF EUA COGENEX AND SUBSIDIARY COMPANIES
For the Year Ending December 31, 1999

GENERAL ADVERTISING EXPENSES
ACCOUNT 930.1


INSTRUCTIONS:   Provide a listing of the amount included in Account 930.1,
                "General Advertising Expenses", classifying the items according to the nature of the advertising and as defined in the account definition. If a particular class includes an amount in excess of $3,000 applicable to a single payee, show separately the name of the payee and the aggregate amount applicable thereto.



DESCRIPTION   NAME OF PAYEE                              AMOUNT


EUA Day
              Miscellaneous  Various                     139

              TOTAL                                      139

ANNUAL REPORT OF EUA COGENEX AND SUBSIDIARY COMPANIES
For the Year Ending December 31, 1999


MISCELLANEOUS GENERAL EXPENSES
ACCOUNT 930.2


INSTRUCTIONS:  Provide a listing of the amount included in Account 930.2,
               "Miscellaneous General Expenses", classifying such expenses according to their nature. Payments and expenses permitted by Sections 321(b)(2) of the Federal Election Campaign Act, as amended by Public Law 94-283 in 1976 (2 U.S.C. >441 (b)(2) shall be separately classified.

D E S C R I P T I O N  A M O U N T

EUA Cogenex Corporation
 EUA Service Corporation Allocated Expenses                          (27,768)
 Capitalization of EUA Service Corporation Allocated Expenses       (155,171)
 Conference Employee Training, Seminar and Conference Fees            40,298
 Petty Cash Expense, Letter of Credit & Bank Charges                (111,115)
 Filing Fees                                                           2,213
 Miscellaneous                                                        23,428
 Prepaid Expenses                                                     13,350
 Administration of Sanwa Loss                                          4,680
                                                                    (210,085)
EUA Day
 Miscellaneous                                                         8,810

DayMetrix
 Miscellaneous                                                       166,502

EUA NEMI
 Miscellaneous                                                           255

EUA Citizens Corporation
 Miscellaneous                                                        12,520

EUA Cogenex West Corporation
 Miscellaneous                                                         2,117

EUA Canada
  Miscellaneous                                                        1,089

EC&S I
  Miscellaneous                                                          210

EC&SII
 Miscellaneous                                                           398

EUA FRCII
 Miscellaneous                                                            37

WestCoast, L.P.
 Miscellaneous                                                         1,881

 TOTAL                                                               (16,266)


ANNUAL REPORT OF EUA COGENEX AND SUBSIDIARY COMPANIES
For the Year Ending December 31, 1999


RENTS
ACCOUNT 931

INSTRUCTIONS:  Provide a listing of the amount included in Account 931,
               "Rents", classifying such expenses by major groupings of
                property, as defined in the account definition of the Uniform System of Accounts.

T Y P E  O F  P R O P E R T Y                                    A M O U N T
EUA Cogenex Corporation
 Building Rents                                                   331,254
 Data Processing and Other Equipment Rents                        148,028
                                                                  479,282

EUA Day
 Building Rents                                                    32,759
 Data Processing and Other Equipment Rents                          6,440
                                                                   39,199

EUA NEMI
 Building Rents                                                     1,273
                                                                    1,273

EUA Cogenex Canada
 Building Rents                                                     5,214
 Data Processing & Other Equipment Rents                              307
                                                                    5,521

EUA Citizens Corporation
 Building Rents                                                    44,543
 Data Processing and Other Equipment Rents                         17,989
                                                                   62,532

EUA Cogenex West Corporation
 Building Rents                                                   117,335
 Data Processing and Other Equipment Rents                         58,902
                                                                  176,237


             TOTAL                                                764,044



ANNUAL REPORT OF EUA COGENEX AND SUBSIDIARY COMPANIES
For the Year Ending December 31, 1999


TAXES OTHER THAN INCOME TAXES
ACCOUNT 408.1


INSTRUCTIONS:  Provide an analysis of Account 408.1, "Taxes Other Than Income
               Taxes". Separate the analysis into two groups: (1) other than U.S. Government taxes and (2) U.S. Government taxes. Specify each of the various kinds of taxes and show the amounts thereof. Provide subtotal for each class of tax.

K I N D   O F   T A X
EUA Cogenex Corporation:                                   A M O U N T
Other Than U.S. Government Taxes:
        State of MA Unemployment Compensation               16,160
        MA Health Insurance                                    874
        California Employment Training                          38
        Property Taxes
        Sales and Use Taxes                                  7,721
        Miscellaneous Taxes                                 26,764
                                                            51,557
U.S. Government Taxes:
        Federal Unemployment Compensation                    3,164
        F.I.C.A. (Net of A & G Credit)                     265,743
                                                           268,907

TOTAL EUA COGENEX                                          320,464

EUA Cogenex Canada
Other Than U.S. Government Taxes:
                      Miscellaneous Taxes                    2,971
                                                             2,971

        TOTAL EUA COGENEX CANADA                             2,971

EUA Day:
        Other Than U.S. G
32.1overnment Taxes:
Property Taxes                                               14,519
State of New York Unemployment                                  889
State of New York Sales & Use
Rhode Island Gross Earning Tax                               15,948
                                                             31,356
        U.S. Government Taxes:
        Federal Unemployment Compensation                     3,321
        F.I.C.A. (Net of A & G Credit)                      183,476
                                                            186,797

        TOTAL EUA DAY                                       218,153

ANNUAL REPORT OF EUA COGENEX AND SUBSIDIARY COMPANIES
For the Year Ending December 31, 1999


TAXES OTHER THAN INCOME TAXES - (Continued)
ACCOUNT 408.1



K I N D   O F   T A X                                     A M O U N T
DayMetrix:
Other Than U.S. Government Taxes:
Property Taxes                                                  4,187
State of New York Unemployment                                  2,646
State of New York Sales & Use
                                                                6,833
U.S. Government Taxes:
Federal Unemployment Compensation                              19,997
F.I.C.A. (Net of A & G Credit)                                 20,538


TOTAL DAYMETRIX                                                27,371

EUA Citizens:
Other Than U.S. Government Taxes:
State of MA Unemployment Compensation                           5,505
State of MA Heath Insurance                                       282
Property Taxes
Miscellaneous Taxes                                             (835)
                                                                4,952
U.S. Government Taxes:
Federal Unemployment Compensation                               1,217
F.I.C.A. (Net of A & G Credit)                                 85,797
                                                               87,014

TOTAL EUA CITIZENS                                             91,966


EUA Cogenex West Corporation:
Other Than U.S. Government Taxes:                               1,029
State of MA Unemployment                                        2,143
Property Taxes                                                  2,145
Colorado State Unemployment                                     5,317

U.S. Government Taxes:                                            634
Federal Unemployment Compensation                              42,274
F.I.C.A. (Net of A & G Credit)                                 42,908


TOTAL EUA COGENEX WEST                                         48,225




GRAND TOTAL TAXES OTHER THAN INCOME TAX                       709,150


ANNUAL REPORT OF EUA COGENEX AND SUBSIDIARY COMPANIES
For the Year Ending December 31, 1999


DONATIONS
ACCOUNT 426.1


INSTRUCTIONS:   Provide a listing of the amount included in Account 426.1,
"Donations", classifying such expenses by its purpose. The aggregate number and amount of all items of less than $3,000 may be shown in lieu of details.



NAME OF PURPOSE OF DONATION             AMOUNT

EUA Cogenex:
        Miscellaneous (7)                  4,014
                                           4,014
EUA Citizens:
        Miscellaneous (2)                    200
                                             200
EUA Cogenex West:
        Huguley Memorial Medical Center    3,000
        Miscellaneous (1)                  2,000
                                           5,000


        TOTAL                              9,214

ANNUAL REPORT OF EUA COGENEX AND SUBSIDIARY COMPANIES
For the Year Ending December 31, 1999


OTHER DEDUCTIONS
ACCOUNT 426.5


INSTRUCTIONS:     Provide a listing of the amount included in Account 426.5,
                  "Other Deductions", classifying such expenses according to their nature.


DESCRIPTION                NAME OF PAYEE          AMOUNT

EUA Cogenex Corporation:   Sycom                              30,495
                           Boston University Payof            57,903
                           Miscellaneous (10)                 64,745
                                                             153,143

EUA Cogenex West           Miscellaneous                       9,441

EUA Cogenex Canada         Menasco Sale                       70,137

EC&S I                     Miscellaneous                       1,150

EC&S II                    Miscellaneous                       1,150


                           TOTAL                             235,021



ANNUAL REPORT OF EUA COGENEX AND SUBSIDIARY COMPANIES
For the Year Ending December 31, 1999


SCHEDULE XVIII
NOTES TO STATEMENT OF INCOME




INSTRUCTIONS:   The space below is provided for important notes regarding the statement of income or any account thereof. Furnish particulars as to any significant increase in services rendered or expenses incurred during the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.



See "Notes to Financial Statements" on page 34.

ANNUAL REPORT OF EUA COGENEX AND SUBSIDIARY COMPANIES
For the Year Ending December 31, 1999

SCHEDULE OF TERMINATED CONTRACTS
** FILED UNDER CONFIDENTIAL TREATMENT REQUEST **

ANNUAL REPORT OF EUA COGENEX AND SUBSIDIARY COMPANIES
For the Year Ending December 31, 1999

SCHEDULE OF PROJECT VALUES
** FILED UNDER CONFIDENTIAL TREATMENT REQUEST **


ANNUAL REPORT OF EUA COGENEX AND SUBSIDIARY COMPANIES
For the Year Ending December 31, 1999


SCHEDULE OF ESTIMATED KILOWATTS SAVED


INSTRUCTIONS:   Provide a statement of estimated kilowatts saved during the past year and cumulatively, both within and outside of New
                England through demand side management projects.



UTILITY SPONSOR                     ESTIMATED CURRENT       ESTIMATED
                                    YEAR KILOWATTS SAVED    CUMULATIVE
                                                            KILOWATTS SAVED


Commonwealth Electric Co. (1)


Public Service Electric & Gas Co. (3)         26,112          91,105


Orange and Rockland Utilities Inc. (2)           207           3,179


Central Maine Power Company (1)               12,160          34,878


Rochester Gas and Electric Corp. (2)           7,342          15,679


Rockland Electric Company (3)                                    381


Massachusetts Electric (1)                                        88


Boston Edison (1)                              5,082          31,394


Consolidated Edison (2)


Jersey Central Power and Light (3)             4,432          16,468


                    TOTAL                     55,335         193,172


                 -1 New England
                 -2 New York
                 -3 Outside New England and New York



ANNUAL REPORT OF EUA COGENEX AND SUBSIDIARY COMPANIES
For the Year Ending December 31, 1999

PROJECT INCOME STATEMENT
** FILED UNDER CONFIDENTIAL TREATMENT REQUEST **

ANNUAL REPORT OF EUA COGENEX AND SUBSIDIARY COMPANIES
For the Year Ending December 31, 1999


ORGANIZATIONAL STRUCTURE

EUA COGENEX CORPORATION


President

        Executive Vice President
        Vice President
        Assistant Comptroller
        Manager of Human Resources
                Director of Commercial Finance

                Vice President of Business Development
                Director of Sales

        (Acting) Manager Engineering and Construction



ANNUAL REPORT OF EUA COGENEX AND SUBSIDIARY COMPANIES
For the Year Ending December 31, 1999


ORGANIZATIONAL STRUCTURE (Continued)

EUA CITIZENS CORPORATION

President

        Vice President

        Director of Public Housing Operations
        Director of Utility Program
        Senior Construction Manager

ANNUAL REPORT OF EUA COGENEX AND SUBSIDIARY COMPANIES
For the Year Ending December 31, 1999


ORGANIZATIONAL STRUCTURE (Continued)

EUA COGENEX WEST



Project Director



ANNUAL REPORT OF EUA COGENEX AND SUBSIDIARY COMPANIES
For the Year Ending December 31, 1999


SIGNATURE CLAUSE






        Pursuant to the requirements of the Public Utility Holding
Company Act of 1935 and the rules and regulations of the Securities and Exchange Commission issued thereunder, the undersigned company has duly caused this report to be signed on its behalf by the undersigned officer thereunto duly authorized.


        EUA Cogenex Corporation
        (Name of Reporting Company)



        By: /s/ Richard Burlingame, Jr.
        (Signature of Signing Officer)


        Richard Burlingame, Jr., Assistant Comptroller
        (Printed Name and Title of Signing Officer)



        Date:           April 21, 2000